Reg. No.333-
            -----
        811-3984

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                 FORM N-14
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        INTERNATIONAL SERIES, INC.
            (Exact Name of Registrant as Specified in Charter)

                              (412) 288-1900
                     (Area Code and Telephone Number)

                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                 (Address of Principal Executive Offices)

                        JOHN W. MCGONIGLE, ESQUIRE
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                  (Name and Address of Agent for Service)

                                Copies to:

Byron F. Bowman, Esquire                 Matthew G. Maloney, Esquire
Senior Corporate Counsel                 Dickstein Shapiro Morin & Oshinsky LLP
Federated Investors                      2101 L Street, N.W.
Federated Investors Tower                Washington, D.C.  20037
Pittsburgh, PA 15222

It is proposed that this filing will become effective on April 23, 1997 pursuant to Rule 488. (Approximate Date of Proposed Public Offering).

Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, that it elects to register an indefinite amount of securities under the Securities Act of 1933, as amended, and filed the Notice required by that Rule for Registrant's fiscal year ended November 30, 1996 on January 15, 1997. Accordingly, no filing fee is submitted herewith.



                           CROSS REFERENCE SHEET
          PURSUANT TO ITEM 1(A) OF FORM N-14 SHOWING LOCATION IN
              PROSPECTUS OF INFORMATION REQUIRED BY FORM N-14


Item of Part A of Form N-14 and Caption or Location in
Caption                         Prospectus

1.Beginning of Registration
  Statement and Outside Front   Cross Reference Sheet;
  Cover Page of Prospectus      Cover Page

2.Beginning and Outside Back
  Cover Page of Prospectus      Table of Contents
3.Fee Table, Synopsis Information       Summary of Expenses; Summary;
  and Risk Factors              Risk Factors

4.Information About the         Information About the
  Transaction                   Reorganization

5.Information About the         Information About the Federated
  Registrant                    Fund and the International Fund

6.Information About the         Information About the Federated Fund
  Company Being Acquired        and the International Fund

7.Voting Information            Voting Information

8.Interest of Certain Persons
  and Experts                   Not Applicable

9.Additional Information
  Required for Reoffering by
  Persons Deemed to be
  Underwriters                  Not Applicable





                    SCOTTISH WIDOWS INTERNATIONAL FUND
                            2650 WESTVIEW DRIVE
                           WYOMISSING, PA  19610

Dear Shareholders:
        The Board of Trustees and management of Scottish Widows International Fund (the `International Fund'') are pleased to submit for your vote a proposal for the tax-free transfer of all the assets of the International Fund to Federated International Equity Fund (the `Federated Fund'), a mutual fund portfolio of International Series, Inc. advised by Federated Global Research Corp. The Federated Fund has an investment objective to obtain a total return on its assets. The Federated Fund's policies are similar to those of the International Fund in that it pursues its objective by investing at least 65%, and under normal market conditions substantially all of its total assets, in non-U.S. equity securities of established companies in economically developed countries. As part of the transaction, holders of shares in the International Fund would receive shares of the Federated Fund equal in value to their shares in the International Fund and the International Fund would be liquidated. Shareholders would not have to pay a sales charge upon receiving such shares, nor would they be subject to any contingent deferred sales charges in connection with the exercise of exchange rights or redemptions of such shares. Further, William Penn fund group shareholders who were invested as of November 30, 1988, will not be charged a sales charge for future purchases made in any Federated Fund, provided the account has remained open since that date.
        The Board of Trustees of the International Fund, as well as Penn Square Management Corporation, the International Fund's manager and distributor, believe the proposed agreement and plan of reorganization is in the best interests of International Fund shareholders for the following reasons:
        -- The Federated Fund has investment policies similar to that of the International Fund and offers an investment portfolio which invests primarily in non-U.S. equity securities to obtain a total return on its assets.
        -- The Federated Fund offers competitive performance and comparable expense ratios.
        -- The reorganization of the International Fund into the Federated Fund may provide operating efficiencies as a result of the size of the Federated Fund which were not available to International Fund shareholders due to the smaller size of the International Fund.
        -- As an investor in the Federated Fund, shareholders would have access to a dramatically expanded array of investment alternatives in the Federated retail family of funds.
        -- Federated Investors also has an excellent reputation for customer servicing, having received a #1 rating for the last five surveys in a row by DALBAR, Inc. The shareholder services for the Federated funds include advanced technological systems that result in quick shareholder access to a broad spectrum of information and efficient routing of telephone calls to the appropriate person.
        The Federated Fund is managed by Federated Global Research Corp., a subsidiary of Federated Investors. Federated Investors was founded in 1955 and is located in Pittsburgh, Pennsylvania. Federated Global Research Corp. and other subsidiaries of Federated Investors serve as investment advisers to a number of investment companies and private accounts. With over $110 billion invested across more than 300 funds under management and/or administration by its subsidiaries, Federated Investors is one of the largest mutual fund investment managers in the United States. With more than 2,000 employees, Federated continues to be led by the family management who founded the company in 1955. Federated funds are presently at work in and through 4,500 financial institutions nationwide.
        We believe the transfer of the International Fund's assets in this transaction presents an exciting investment opportunity for our shareholders. Your vote on the transaction is critical to its success.
The transfer will be effected only if approved by a majority of all of the International Fund's outstanding shares on the record date voted in person or represented by proxy. We hope you share our enthusiasm and will participate by casting your vote in person, or by proxy if you are unable to attend the meeting. Please read the enclosed prospectus/proxy statement carefully before you vote.
        THE BOARD OF TRUSTEES BELIEVES THAT THE TRANSACTION IS IN THE BEST INTERESTS OF THE INTERNATIONAL FUND AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ITS APPROVAL.
        Thank you for your prompt attention and participation.
                              Sincerely,



                              James E. Jordan
                              President

                    SCOTTISH WIDOWS INTERNATIONAL FUND
                            2650 WESTVIEW DRIVE
                           WYOMISSING, PA  19610

                NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS



          TO SHAREHOLDERS OF SCOTTISH WIDOWS INTERNATIONAL FUND:
A Special Meeting of Shareholders Scottish Widows International Fund (the `International Fund'') will be held at: 9:00 a.m. (general meeting) and 10:15 a.m. (Fund meeting) on May 29,1997 at: Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, for the following purposes:
     1. To approve or disapprove a proposed Agreement and Plan of Reorganization between the International Fund and Federated International Equity Fund, Inc. (the `Federated Fund''), whereby the Federated Fund would acquire all of the assets and assume certain liabilities of the International Fund in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the International Fund to the holders of its Class A Shares and Class C Shares respectively in complete liquidation of the International Fund; and
     2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                              By Order of the Board of Trustees,



Dated:  [                            ]  Sandra J. Houck
                              Secretary



        Shareholders of record at the close of business on [          ],
are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.

TO SECURE THE LARGEST POSSIBLE REPRESENTATION AND TO SAVE THE EXPENSE OF FURTHER MAILINGS, PLEASE MARK YOUR PROXY CARD, SIGN IT, AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME AT OR BEFORE THE MEETING OR VOTE IN PERSON IF YOU ATTEND THE MEETING.


                        PROSPECTUS/PROXY STATEMENT
                             [              ]
                       Acquisition of the Assets of
                    SCOTTISH WIDOWS INTERNATIONAL FUND
                            2650 Westview Drive
                           Wyomissing, PA  19610
                     Telephone Number:  1-800-523-8440
        By and in exchange for Class A Shares and Class C Shares of
                    FEDERATED INTERNATIONAL EQUITY FUND
                 a portfolio of International Series, Inc.
                         Federated Investors Tower
                   Pittsburgh, Pennsylvania  15222-3779
                     Telephone Number:  1-800-341-7400

        This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Federated International Equity Fund, (the `Federated Fund''), a portfolio of International Series, Inc., a Maryland corporation, would acquire all the assets and assume certain liabilities of Scottish Widows International Fund (the `International Fund''), a Massachusetts business trust (the ``Trust''), in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the International Fund to the holders of its Class A Shares and Class C Shares, respectively, in complete liquidation of the International Fund. As a result of the Plan, each shareholder of the International Fund will become the owner of the corresponding Federated Fund's Class A Shares and Class C Shares having a total net asset value equal to the total net asset value of his or her holdings in the International Fund's Class A Shares and Class C Shares.
        THE BOARD OF TRUSTEES OF THE INTERNATIONAL FUND UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.
        The shares of each of the Federated Fund and the International Fund represent interests in separate open-end, diversified management investment companies. The Federated Fund's investment objective is to obtain a total return on its assets. The Federated Fund pursues its objective by investing at least 65%, and under normal market conditions substantially all of its total assets, in non-U.S. equity securities of established companies in economically developed countries. The International Fund's investment objective is long-term capital appreciation. The International Fund seeks to achieve its objective by investing primarily in equity securities (common and preferred stock) of issuers organized under the laws of, or headquartered in, countries outside the United States. For a comparison of the investment policies of the Federated Fund and the International Fund, see "Summary - Investment Objectives, Policies and Limitations."
        This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Federated Fund that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Prospectus of the Federated Fund dated January 31, 1997, which is incorporated herein by reference. Statements of Additional Information for the Federated Fund dated January 31, 1997 (relating to the Federated Fund's Prospectus of the
same date) and [            ], 1997 (relating to this Prospectus/Proxy
                ------------
Statement), and the Annual Report to Shareholders dated November 30, 1996, all containing additional information, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information and the Annual Report may be obtained without charge by writing or calling the Federated Fund at the address and telephone number shown above.
THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Penn Square Management Corp.


                             TABLE OF CONTENTS

                                                      Page No.
Summary of Expenses.......................................
Summary...................................................
  About the Proposed Reorganization ......................
  Investment Objectives, Policies and Limitations ........
  Advisory and Other Fees ................................
  Distribution Arrangements ..............................
  Purchase, Exchange and Redemption Procedures ...........
  Dividends ..............................................
  Tax Consequences .......................................
Risk Factors..............................................
Information About the Reorganization......................
  Background and Reasons for the Proposed Reorganization . Agreement Among Penn Square Management Corporation,
   The William Penn Company and Federated ................
  Description of the Plan of Reorganization ..............
  Description of Federated Fund Shares ...................
  Federal Income Tax Consequences ........................
  Comparative Information on Shareholder Rights and Obligations
  Capitalization .........................................
Information About the Federated Fund and the International Fund
  Federated International Equity Fund, Inc. ..............
  Scottish Widows International Fund .....................
Voting Information........................................
  Outstanding Shares and Voting Requirements .............
  Dissenter's Right of Appraisal .........................
Other Matters and Discretion of Persons Named in the Proxy
Agreement and Plan of Reorganization -- Exhibit A.........


                            SUMMARY OF EXPENSES
                             (CLASS A SHARES)
                                                           International    Pro Forma
                                        Federated Fund         Fund          Combined
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)      5.50%(1)           4.75%           5.50%(1)
Maximum Sales Charge Imposed on
  Reinvested Dividends (as a percentage of
  offering price)                            None             None             None
Contingent Deferred Sales Charge
  (as a percentage of original purchase
  price or redemption proceeds,
     as applicable)                         0.00%(2)          None            0.00%(2)
Redemption Fee (as a percentage of
  amount redeemed, if applicable)(3)       None               None             None
Exchange Fee                               None               None             None


ANNUAL OPERATING EXPENSES
(As a percentage of average net assets)
(after expense reimbursements or waivers)
Management Fee                1.00%        0.675%(4)    1.00%
12b-1 Fee(5)                  None         0.25%        None
Total Other Expenses          0.68%(6)     0.815%       0.63%(6)
          Total Operating Expenses(7)      1.68%        1.74%    1.63%

(1) This sales charge would not be applicable to Class A Shares of the Federated Fund acquired through the proposed reorganization or to William Penn fund group shareholders invested as of November 30, 1988, for future purchases of any of the Federated Funds provided the account remains open.

(2) Class A Shares purchased with the proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by Federated Securities Corp. and not charged a sales charge but may be charged a contingent deferred sales charge of 0.50 of 1% for redemptions made within one full year of purchase. For a more complete description, see `Summary - Distribution Arrangements.'' This contingent deferred sales charge would not be applicable to Class A Shares of the Federated Fund acquired through the proposed reorganization.

(3) Wire-transferred redemptions of Class A Shares of the Federated Fund of less than $5,000 may be subject to additional fees. A $10.00 fee will be charged for certain redemptions of International Fund shares by wire transfer.

(4) The management fee for the International Fund has been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time in its sole discretion. The maximum management fee is 0.85%.

(5) With respect to the International Fund, the 12b-1 fee has been reduced to reflect the voluntary waiver; the maximum 12b-1 fee for Class A Shares is 0.50%. The Federated Fund's Class A Shares have no 12b-1 fee.

(6) Total other expenses for the Federated Fund and the Pro Forma Combined Fund include a shareholder services fee of 0.10%. The shareholder services fee has been reduced to reflect the voluntary waiver of a portion of the shareholder services fee. The shareholder service provider can terminate this voluntary waiver at any time at its sole discretion. The maximum shareholder services fee is 0.25%.

(7) The total operating expenses for Class A Shares of the Federated Fund are based on expenses incurred during its fiscal year ending November 30, 1996, and would have been 1.83% absent the voluntary waiver of a portion of the shareholder services fee. The total operating expenses for the International Fund are based upon expenses incurred by the International Fund during its fiscal year ended December 31, 1996.
        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of shares of each of the Federated Fund, the International Fund and the Pro Forma Combined Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."
EXAMPLES
        The Examples below are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Examples assume payment of operating expenses at the levels set forth in the table above.
(1) This Example does not include sales charges or contingent deferred sales charges since such sales charges are not applicable to Federated Fund Class A Shares received as a result of the proposed reorganization.

An investor would pay the following expenses on a
1,000 investment, assuming (1) 5% annual return and
(2) redemption at the end of each time period.  Expenses
would be the same if there were no redemption at the
end of each time period.           1 year 3 years 5 years10 years

Federated Fund                     17     53      91     199
International Fund                 18     55      94     208
Pro Forma Combined                 17     51      89     193

(2) This Example includes sales charges since Class A Shares purchased subsequent to the reorganization may be subject to sales charges. For a more complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated January 31, 1997, and the Prospectus of the International Fund dated March 15, 1996, each of which is incorporated herein by reference thereto.
An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5% annual
return, (2) redemption at the end of each time
period and (3) payment of the maximum sales
charge.  Expenses would be the same if there were
no redemption at the end of each time period.
                                 1 year   3 years   5 years      10 years

Federated Fund                     71       105       141          243
International Fund                 64       100       137          243
Pro Forma Combined                 71       104       139          238

THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                            SUMMARY OF EXPENSES
                             (CLASS C SHARES)


                                                        International    Pro Forma
                                      Federated Fund        Fund         Combined
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)      None         None              None
Maximum Sales Charge Imposed on
  Reinvested Dividends (as a percentage of
  offering price)                          None         None              None
Contingent Deferred Sales Charge
  (as a percentage of original purchase
  price or redemption proceeds,
  as applicable)(1)                        1.00%       1.00%              1.00%
Redemption Fee (as a percentage of
  amount redeemed, if applicable)          None         None              None
Exchange Fee                               None         None              None


ANNUAL OPERATING EXPENSES
(As a percentage of average net assets)
(after expense reimbursements or waivers)
Management Fee                1.00%        0.675%(2)    1.00%
12b-1 Fee                     0.75%        0.75%        0.75%
Total Other Expenses(3)       0.82%        1.155%       0.77%
          Total Operating Expenses(4)      2.57%        2.58%    2.52%

(1) The Contingent Deferred Sales Charge assessed is 1.00% of the lesser of the original purchase price or the net Asset Value of Shares redeemed within one year of their purchase date. For a more complete description, see `Summary -- Distribution Arrangement.''

(2) The management fee for the International Fund has been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time in its sole discretion. The maximum management fee is 0.85%.

(3) Total Other Expenses include a shareholder services fee of 0.25% for the International Fund and 0.24% for the Federated Fund and Pro Forma Combined Fund. The shareholder services fee for the Federated Fund and Pro Forma Combined Fund has been reduced to reflect the voluntary waiver of a portion of the shareholder services fee. The shareholder service provider can terminate this voluntary waiver at any time at its sole discretion.
The maximum shareholder services fee is 0.25%.

(4) The total operating expenses for Class C Shares of the Federated Fund are based on expenses incurred during its fiscal year ending November 30, 1996, and would have been 2.58% absent the voluntary waiver of a portion of the shareholder services fee. The total operating expenses for the International Fund are based upon expenses incurred by the International Fund during its fiscal year ended December 31, 1996.
        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of shares of each of the Federated Fund, the International Fund and the Pro Forma Combined Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."
LONG-TERM SHAREHOLDERS MAY PAY MORE THAN THE ECONOMIC EQUIVALENT OF THE MAXIMUM FRONT END SALES CHARGES PERMITTED UNDER THE RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
EXAMPLES
        The Examples below are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Examples assume payment of operating expenses at the levels set forth in the table above.
(1) This Example does not include sales charges or contingent deferred sales charges since such sales charges are not applicable to Federated Fund Class C Shares received as a result of the proposed reorganization.



An investor would pay the following expenses on a
1,000 investment, assuming (1) 5% annual return and
(2) redemption at the end of each time period.  Expenses
would be the same if there were no redemption at the
end of each time period.           1 year 3 years 5 years10 years

Federated Fund                     26     80      137    290
International Fund                 26     80      137    291
Pro Forma Combined                 26     78      134    286
(2) This Example includes contingent deferred sales charges since Class C Shares purchased subsequent to the reorganization may be subject to a sales charge. For a more complete description of contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated January 31, 1997, and the Prospectus of the International Fund dated March 15, 1996, each of which is incorporated herein by reference thereto.

An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5% annual
return and (2) redemption at the end of each time
period.                            1 year 3 years 5 years10 years

Federated Fund                     36     80      137    290
International Fund                 36     80      137    291
Pro Forma Combined                 36     78      134    286

An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5% annual
return and (2) no redemption at the end of each
time period.                       1 year 3 years 5 years10 years

Federated Fund                     26     80      137    290
International Fund                 26     80      137    291
Pro Forma Combined                 26     78      134    286

THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                                  SUMMARY
        This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy
Statement, the Statement of Additional Information, dated [           ],
related to this Prospectus/Proxy Statement, the Prospectus of the Federated Fund dated January 31, 1997, the Statement of Additional Information of the Federated Fund dated January 31, 1997, the Prospectus of the International Fund dated March 15, 1996, the Statement of Additional Information of the International Fund dated March 15, 1996, and the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A all of which are incorporated herein by reference thereto.
About the Proposed Reorganization
        The Board of Trustees of the International Fund has voted unanimously to recommend to holders of the Class A Shares and Class C Shares of the International Fund the approval of the Plan whereby the Federated Fund would acquire all of the assets and assume certain liabilities of the International Fund's Class A Shares and Class C Shares in exchange for the corresponding Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the International Fund to holders of its Class A Shares and Class C Shares, respectively, in complete liquidation and dissolution of the International Fund (the "Reorganization"). As a result of the Reorganization, each shareholder of the International Fund Class A Shares and Class C Shares will become the owner of the Federated Fund's Class A Shares or Class C Shares, respectively, having a total net asset value equal to the total net asset value of his or her holdings in the International Fund on the date of the Reorganization, i.e., the Closing Date (as hereinafter defined).
        As a condition to the Reorganization transactions, the Federated Fund and the International Fund will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code of 1986, as amended (the `Code''), so that no gain or loss will be recognized by either the Federated Fund or the International Fund or the shareholders of the International Fund. The tax basis of the Federated Fund's corresponding Class A Shares and Class C Shares received by International Fund's Class A Shares and Class C Shares shareholders will be the same as the tax basis of their shares in the International Fund. After the acquisition is completed, the International Fund will be dissolved.
Investment Objectives, Policies and Limitations
        The investment objective of the Federated Fund is to obtain a total return on its assets. The investment objective and policies may be changed by the Directors without shareholder approval. Shareholders will be notified before any material change becomes effective.
        The investment objective of the International Fund is long-term capital appreciation. Similar to the Federated Fund, the investment objective and policies may be changed by the Trustees without shareholder approval. Shareholders will be notified before any material change becomes effective.
        The Federated Fund invests primarily in non-U.S. securities. A substantial portion of these will be equity securities of established companies in economically developed countries. The Federated Fund will invest at least 65%, and under normal market conditions substantially all of its total assets, in equity securities denominated in foreign currencies, including European Currency Units, of issuers located in at least three countries outside of the United States and sponsored or unsponsored American Depositary Receipts, Global Depositary Receipts, and European Depositary Receipts. The Federated Fund may also purchase corporate and government fixed income securities denominated in currencies other than U.S. dollars; enter into forward commitments, repurchase agreements, and foreign currency transactions; maintain reserves in foreign or U.S. money market instruments; and purchase options and financial futures contracts.
        The International Fund seeks to achieve its objective by investing primarily in equity securities (common and preferred stock) of issuers organized under the laws of, or headquartered in, countries outside the United States (`foreign equities''). Under normal conditions, the International Fund will invest at least 65% of its total assets in foreign equities. The International Fund may invest in equity securities of issuers in Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Greece, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Korea, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, the Philippines, Poland, Portugal, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey and the United Kingdom. The International Fund will not necessarily invest in all of these countries in the future if Scottish Widows Investment Management Ltd. and Penn Square Management Corporation (the `International Fund's Advisers') believe that appropriate investment opportunities exist in such other countries. Under normal market conditions, the International Fund's assets will be invested in securities of issuers in at least three different foreign countries. The International Fund may also invest in fixed income securities that are rated investment-grade or that the International Fund's Advisers determine are comparable thereto. These include convertible bonds and other corporate debt obligations, U.S. and foreign government securities, and U.S. and foreign money market securities. Money market securities will generally be held by the International Fund only for temporary or defensive purposes. It is not expected that the income yield of the International Fund will be significant. The International Fund may purchase foreign securities directly in foreign markets, or may purchase American Depositary Receipts and European Depositary Receipts. With respect to certain countries, investments by the International Fund may currently be made only by acquiring shares of other investment companies which have local governmental authority to invest in those countries. The International Fund's investments in other investment companies are subject to certain limitations. The International Fund may hold cash in U.S. dollars to meet redemption requirements. The International Fund may engage in currency exchange transactions in order to protect against uncertainty in the level of future exchange rates between a particular foreign currency and the U.S. dollar or between foreign currencies in which the International Fund's securities are or may be denominated. The International Fund may conduct its currency exchange transactions either on a `spot'' (i.e. cash) basis at the rate then prevailing in the currency exchange market or through entering into futures, forward, or option contracts to purchase or sell currencies at a specified rate at a specified future time. The International Fund's dealings in foreign currency exchange contracts will be limited to hedging involving either specific transactions or aggregate portfolio positions.
        The Federated Fund will not: (i) with respect to 75% of the value of its total assets, invest more than 5% of the value of its total assets in the securities (other than securities issued or guaranteed by the government of the United States or its agencies or instrumentalities) of any one issuer; (ii) acquire more than 10% of the outstanding voting securities of any one issuer, or acquire any securities of Fiduciary Trust Company International or its affiliates; (iii) sell securities short except under strict limitations; (iv) borrow money or pledge securities except, under certain circumstances, the Fund may borrow up to one-third of the value of its total assets and pledge up to 15% of the value of those assets to secure such borrowings; or (v) permit margin deposits for financial futures contracts held by the Fund, plus premiums paid by it for open options on financial futures contracts, to exceed 5% of the fair market value of the Federated Fund's total assets, after taking into account the unrealized profits and losses on those contracts. These investment limitations (i-v) cannot be changed without shareholder approval.
        The International Fund has adopted certain fundamental investment restrictions which may not be changed without approval of the International Fund's shareholders. These restrictions provide, among other things, that the International Fund may not: (i) borrow in excess of 20% of the market or other fair value of its total assets, or pledge its assets to an extent greater than one-third of the market or other fair value of its total assets (any such borrowings shall be from banks and shall be undertaken only as a temporary measure for extraordinary or emergency purposes, and deposits in connection with the purchase or sale of financial futures contracts and related options are not deemed to be a pledge or other encumbrance); (ii) invest more than 5% of its total assets in the securities of any one issuer (other than the U.S. government and its agencies, authorities or instrumentalities) treating each foreign government as a single issuer, or purchase more than 10% of the outstanding voting securities of any one issuer; (iii) purchase an illiquid security, if as a result of such purchase more than 10% of the International Fund's net assets would be invested in such securities; and (iv) invest in the aggregate more than 5% of its total assets in the securities of any issuers which have (with predecessors) a record of less than three years of continuous operation.
        In addition to the policies and limitations set forth above, both the Federated Fund and the International Fund are subject to certain additional investment policies and limitations, described in the Federated Fund's Statement of Additional Information dated January 31, 1997, and the International Fund's Statement of Additional Information dated March 15, 1996. Reference is hereby made to the Federated Fund's Prospectus and Statement of Additional Information, each dated January 31, 1997, and to the International Fund's Prospectus and Statement of Additional Information, each dated March 15, 1996, which set forth in full the investment objective, policies and investment limitations of each of the Federated Fund and the International Fund, all of which are incorporated herein by reference thereto.
Advisory and Other Fees
        The annual investment advisory fee for the Federated Fund is 1.00% of the Federated Fund's average daily net assets. The investment adviser to the Federated Fund, Federated Global Research Corp. ("Federated Global"), a subsidiary of Federated Investors, may voluntarily choose to waive a portion of its advisory fee or reimburse the Federated Fund for certain operating expenses. This voluntary reimbursement of expenses may be terminated by Federated Global at any time in its sole discretion. The maximum annual management fee for the International Fund is 0.85 of 1% of average daily net assets of the International Fund. The investment adviser of the International Fund is Penn Square Management Corporation (`Penn Square'). The adviser is a wholly owned subsidiary of The William Penn Company, New York, York. Scottish Widows Investment Management Limited (the `Sub-Adviser'') serves as an investment adviser for the International Fund pursuant to a sub-advisory agreement with the Penn Square. The Sub-Adviser, a wholly owned subsidiary of Scottish Widows' Fund and Life Assurance Society and is located in Edinburgh, Scotland. The International Fund pays Penn Square 0.85% of its average daily assets of which Penn Square pays 0.50% (subject to a minimum fee of $7,500 per calendar quarter) the Sub-Adviser.
        Federated Services Company, an affiliate of Federated Global, provides certain administrative personnel and services necessary to operate the Federated Fund at an annual rate based upon the average aggregate daily net assets of all funds advised by Federated Global and its affiliates.
The rate charged is 0.15% on the first $250 million of all such funds' average aggregate daily net assets, 0.125% on the next $250 million, 0.10% on the next $250 million and 0.075% of all such funds' average aggregate daily net assets in excess of $750 million, with a minimum annual fee per portfolio of $125,000 plus $30,000 for each additional class of shares of any such portfolio. Federated Services Company may choose voluntarily to waive a portion of its fee. The administrative fee expense for the Federated Fund's fiscal year ended November 30, 1996, was $185,000 representing an effective fee rate of .09%. Administrative personnel and services necessary to operate the International Fund are currently provided by Penn Square and are included in the annual transfer agent fee for the International Fund.
        The Federated Fund has entered into a Shareholder Services Agreement under which it may make payments of up to 0.25% of the average daily net asset value of each of the Class A Shares and Class C Shares to obtain certain personal services for shareholders and the maintenance of shareholder accounts. The Shareholder Services Agreement provides that Federated Shareholder Services ("FSS"), an affiliate of Federated Global, either will perform shareholder services directly or will select financial institutions to perform such services. Financial institutions will receive fees based upon shares owned by their clients or customers. The schedule of such fees and the basis upon which such fees will be paid is determined from time to time by the Federated Fund and FSS. Other than in connection with payments under a Rule 12b-1 plan as described below, the International Fund does not make payments to obtain similar shareholder services.
        The total annual operating expenses for Class A Shares and Class C Shares of the Federated Fund were 1.68% and 2.57% respectively of average daily net assets (after waivers) for its most recent fiscal year. The total annual operating expenses for Class A Shares and Class C Shares of the International Fund were 1.74% and 2.58% respectively of average daily net assets (after expense reimbursements) for its most recent fiscal year. Without such waivers or reimbursements, the expense ratios of the Federated Fund would have been 1.83% (Class A Shares) and 2.58% (Class C Shares). Distribution Arrangements
        Federated Securities Corp. ("FSC"), an affiliate of Federated Global, is the principal distributor for shares of the Federated Fund. The Federated Fund has adopted a Rule 12b-1 Distribution Plan (the `Distribution Plan'') pursuant to which the Federated Fund will pay a fee to the distributor in an amount computed at an annual rate of 0.75% of the average daily net assets of the Class C Shares to finance any activity which is principally intended to result in the sale of Class C Shares subject to the Distribution Plan. FSC may offer to pay financial institutions, at the time of purchase, an amount equal to 1.00% of the net asset value of Class C Shares purchased by their clients. These payments will be made directly by the distributor from its assets, and will not be made from the assets of the Fund. The Federated Fund does not have a Distribution Plan in effect with respect to its Class A Shares, and accordingly, does not, nor does FSC, compensate brokers and dealers for sales and administrative services performed in connection with the sale of Class A Shares. However, FSC will pay financial institutions, at the time of purchase of Class A Shares, an amount equal to 0.50% of the net asset value of Class A Shares purchased by certain qualified plans as approved by FSC. (Such payments are subject to a reclaim from the financial institution should the assets leave the program within 12 months after purchase.) In addition, FSC and FSS, from their own assets, may pay financial institutions supplemental fees as financial assistance for providing substantial sales services, distribution-related support services or shareholder services with respect to the Class A Shares and Class C Shares of the Federated Fund. Such assistance will be predicated upon the amount of shares the financial institution sells or may sell, and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by FSC may be reimbursed by Federated Global or its affiliates. If a financial institution elects to waive receipt of this payment, the Federated fund will waive any applicable contingent deferred sales charge (such contingent deferred sales charges are discussed below).
        Penn Square is the principal distributor for shares of the International Fund. The International Fund has adopted a Rule 12b-1 Distribution Plan (the "Rule 12b-1 Plan") pursuant to which the International Fund reimburses Penn Square for certain of its expenses incurred in connection with its services as distributor at an annual rate not to exceed 0.50% of the average daily net assets of the International Fund's Class A Shares. The fee may be used by Penn Square for its expenses incurred in connection with (a) advertising and marketing Class A Shares;
(b) printing and distributing the Prospectus; (c) implementing and operating the Rule 12b-1 Plan; and (d) payments made by the distributor for servicing fees to broker/dealers, financial institutions, or other industry professionals (`Service Organizations'') for distribution and/or shareholder administrative services provided to their customers who own Class A Shares. Pursuant to a Servicing Agreement with Penn Square, a Service Organization may receive, on an annual basis, up to .50% of the average daily net asset value of the Class A Shares owned by shareholders with whom the Service Organization has a servicing relationship. The services provided by a Service Organization pursuant to a Servicing Agreement may include distribution or shareholder administrative services, including establishing and maintaining shareholder accounts, sending confirmations of transactions, forwarding financial reports and other communications to shareholders, and responding to shareholder inquiries regarding the International Fund. The International Fund has adopted a Distribution Plan for Class C Shares to compensate the distributor for its services and costs in distributing Class C Shares. Under the Rule 12b-1 Plan, the International Fund pays Penn Square an annual 12b-1 Distribution Fee of 0.75% per year on Class C Shares. Penn Square also receives a Service Fee of 0.25% per year. Both fees are computed on the average annual net assets of Class C Shares, determined as of the close of each regular business day. The distribution fee allows investors to buy Class C Shares without a front end sales charge while permitting the distributor to compensate dealers who sell Class C Shares. The distribution and service fee increase Class C Shares expenses by 1.00% of average net assets per year. Penn Square pays sales commissions of 1.00% of the purchase price to dealers from its own resources at the time of sale. Penn Square retains the distribution fee during the first year shares are outstanding to recoup the sales commission it pays, the advances of service fee payments it makes, and its financing costs. Penn Square plans to pay the distribution fee as an ongoing commission to the dealer on Class C Shares that have been outstanding for a year or more. Penn Square receives no other compensation for its services as distributor, except that the sales charge will be paid to the distributor. Penn Square may, in turn, pay such sales charge to broker/dealers as a commission for generating sales of Class C Shares.
        Certain costs exist with respect to the purchase and sale of Federated Fund and International Fund shares. Shares of the Federated Fund and shares of the International Fund are sold at their net asset value next determined after an order is received, plus any applicable sales charge. The Federated Fund Class A Shares and International Fund Class A Shares have a maximum sales charge of 5.50% and 4.75%, respectively. No sales charge will be imposed in connection with the issuance of Federated Fund Class A Shares to Class A Shareholders of the International Fund as a result of the Reorganization. Further, shareholders of the William Penn group of funds who acquired Class A Shares on or before November 30, 1988, will not be charged a sales charge for future purchases made in any Federated Fund, provided the account has remained open. Class A Shares of the Federated Fund purchased with the proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by FSC may be charged a contingent deferred sales charge of 0.50 of 1% for redemptions made within one full year of purchase. Any such charge will be imposed on the lesser of the net asset value of the redeemed shares at the time of purchase or redemption. The contingent deferred sales charges are not imposed in connection with the exercise of exchange rights, nor will they be imposed on redemptions of Federated Fund Class A Shares received by shareholders of the International Fund as a result of the Reorganization. Sales of Class C Shares are subject to a 1% contingent deferred sales charge on assets redeemed within the first twelve months following purchase. For a complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated January 31, 1997, and the Prospectus of the International Fund dated March 15, 1996, each of which is incorporated herein by reference thereto.


Purchase, Exchange and Redemption Procedures
        The transfer agent and dividend disbursing agent for the Federated Fund is Federated Shareholder Services Company. The transfer agent and dividend disbursing agent for the International Fund is Penn Square. Procedures for the purchase, exchange and redemption of the Federated Fund's Class A Shares and Class C Shares differ slightly from procedures applicable to the purchase, exchange and redemption of the International Fund's Class A Shares and Class C Shares. Any questions about such procedures may be directed to, and assistance in effecting purchases, exchanges or redemptions of the Federated Fund's Class A Shares and Class C Shares or the International Fund's Class A Shares and Class C Shares may be obtained from FSC, principal distributor for the Federated Fund, at 1-800-341-7400, or from Penn Square, principal distributor for the International Fund, at 1-800-523-8440.
        Reference is made to the Prospectus of the Federated Fund dated January 31, 1997, and the Prospectus of the International Fund dated March 15, 1996, for a complete description of the purchase, exchange and redemption procedures applicable to purchases, exchanges and redemptions of Federated Fund and International Fund shares, respectively, each of which is incorporated herein by reference thereto. Set forth below is a brief listing of the significant purchase, exchange and redemption procedures applicable to the Federated Fund's Class A Shares and Class C Shares and the International Fund's Class A Shares and Class C Shares.
        Purchases of Class A Shares and Class C Shares of the Federated Fund may be made through a financial institution that has an agreement with FSC or, once an account has been established, by wire or check. Purchases of shares of the International Fund may be made through Penn Square and through certain broker-dealers under contract with Penn Square or directly by wire or check once an account has been established. The minimum initial investment in the Federated Fund is $500 for Class A Shares and $1,500 for Class C Shares, except for retirement accounts for which the minimum is $50. Subsequent investments must be in amounts of at least $100, except for retirement accounts for which the minimum is $50. The minimum initial investment in the International Fund is $500 for either Class of Shares, except for retirement accounts for which the minimum is $250. Subsequent investments must be in amounts of at least $100. The Federated Fund and the International Fund each reserves the right to reject any purchase request.
        The purchase price of the Federated Fund's Class A Shares and the International Fund's Class A Shares is based on net asset value plus a sales charge. The net asset value per share for each class of the Federated Fund and the International Fund is calculated as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, Inc. (the `NYSE'') on each day on which the Federated Fund and the International Fund compute their net asset value. Purchase and redemption orders for the Federated Fund received from broker/dealers before 5:00 p.m. (Eastern time) and from financial institutions before 4:00 p.m. (Eastern time) may be entered at that day's price. Purchase orders for the International Fund are executed based on the net asset value calculated at the close of business on the day such purchase orders are received. Purchase orders received after the close of the NYSE will be executed based on the net asset value calculated on the next business day. Redemption orders for shares of the International Fund presented prior to the close of the NYSE on any business day are redeemed at the net asset value calculated at the close of the exchange that day, except that some Class C Shares may be subject to a 1.0% contingent deferred sales charge. Federated Fund purchase orders by wire are considered received upon receipt of payment by wire. Federated Fund purchase orders received by check are considered received after the check is converted into federal funds, which normally occurs the business day after receipt.
        Holders of Class A Shares and Class C Shares of the Federated Fund have exchange privileges with respect to corresponding Class A Shares and Class C Shares in certain of the funds for which affiliates of Federated Investors serve as investment adviser or principal underwriter (collectively, the "Federated Funds"), each of which has different investment objectives and policies. Class A Shares and Class C Shares of the Federated Fund may be exchanged for corresponding Class A Shares and Class C Shares of certain Federated Funds at net asset value without a contingent deferred sales charge. To the extent a shareholder exchanges Class A Shares or Class C Shares of the Federated Fund for Class A Shares or Class C Shares of other Federated Funds, the time for which the exchanged-for shares are to be held will be added to the time for which exchanged-from shares were held for purposes of satisfying the applicable holding period for purposes of determining the contingent deferred sales charge. Class A Shares to be exchanged must have a net asset value which meets the minimum investment requirement for the fund into which the exchange is being made. Holders of shares of the International Fund have exchange privileges with respect to shares in certain of the other funds for which Penn Square serves as investment manager (collectively, the `Penn Square Group''), each of which has different investment objectives and policies. Any exchange for shares of other funds in the Penn Square Group will generally be at the respective net asset values next determined after receipt of the request for exchange, provided the amount exchanged previously incurred a sales charge. Exercise of the exchange privilege is treated as a sale for federal income tax purposes and, accordingly, may have tax consequences for the shareholder. Information on share exchanges may be obtained from the Federated Fund or the International Fund, as appropriate.
        Redemptions of Federated Fund Class A Shares and Class C Shares may be made through a financial institution, by telephone, by mailing a written request or through the Federated Fund's systematic withdrawal program. Redemptions of International Fund shares may be made by presenting share certificates, by letter form, by telephone, or through the International Fund's systematic withdrawal plan. Class C Shares of the Federated Fund are redeemed at their net asset value, less any applicable contingent deferred sales charge, next determined after the redemption request is received.
The International Fund imposes no charges for redemptions of Class A Shares. For Class C shares, redemptions within the first year of purchase will bear a contingent deferred sales charge. International Fund Class C shareholders will have their current holding period tacked into the period of time they hold their corresponding Federated Class C Shares for purposes of determining any applicable redemption charges. Redemptions may also be made through a broker/dealer, and that broker/dealer may charge a transaction fee. Checks for redemption proceeds will be mailed within three business days. However, redemption checks will not be mailed until all checks in payment for the shares redeemed have been cleared.
Dividends
        Both the Federated Fund and the International Fund pay dividends annually from net investment income and make annual distributions of net realized capital gains, if any. With respect to the Federated Fund, unless a shareholder otherwise instructs, dividends and capital gain distributions will be reinvested automatically in additional shares at net asset value, subject to no sales charge. The International Fund shareholders may instruct the fund to make such reinvestment which are also not subject to a sales charge.
Tax Consequences
        As a condition to the Reorganization, the Corporation, on behalf of the Federated Fund, and the International Fund will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Code so that no gain or loss will be recognized by either the Federated Fund or the International Fund or the shareholders of the International Fund. The tax basis of the Federated Fund shares received by International Fund shareholders will be the same as the tax basis of their shares in the International Fund.

                               RISK FACTORS
        As with other mutual funds that invest in non-U.S. securities, the Federated Fund is subject to special risks. Investing in non-U.S. securities carries substantial risks in addition to those associated with domestic investments. In an attempt to reduce some of these risks, the Federated Fund diversifies its investments broadly among foreign countries, including both developed and developing countries. At least three different countries will always be represented. The Federated Fund occasionally takes advantage of the unusual opportunities for high returns available from investing in developing countries. These investments carry considerably more volatility and risk because they are associated with less mature economies and less stable political systems. The economies of foreign countries may differ from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency, and balance of payments position. Further, the economies of developing countries generally are heavily dependent on international trade and, accordingly, have been, and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures imposed or negotiated by the countries with which they trade. These economies also have been, and may continue to be, adversely affected by economic conditions in the countries with which they trade. With respect to any foreign country, there is the possibility of nationalization, expropriation or confiscatory taxation, political changes, governmental regulation, social instability or diplomatic developments (including war) which could affect adversely the economies of such countries or the value of the Federated Fund's investments in those countries. In addition, it may be difficult to obtain and enforce a judgment in a court outside of the U.S. The inability of the Federated Fund to make intended security purchases due to settlement problems would cause the Federated Fund to miss attractive investment opportunities. Inability to dispose of a portfolio security due to settlement problems could result either in losses to the Federated Fund due to subsequent declines in value of the portfolio security or, the Federated Fund has entered into a contract to sell the security, could result in possible liability to the purchaser. Because the majority of the securities purchased are denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect the NAV; the value of interest earned; gains and losses realized on the sales or securities; and net investment income and capital gain, if any to be distributed to shareholders. Since the International Fund also invests primarily in non-U.S. securities, these risk factors are generally also present in an investment in the International Fund. A full discussion of the risks inherent in investment in the Federated Fund and the International Fund is set forth in the Federated Fund's Prospectus and Statement of Additional Information, each dated January 31, 1997, and the International Fund's Prospectus and Statement of Additional Information, each dated March 15, 1996, each of which is incorporated herein by reference thereto.
                   INFORMATION ABOUT THE REORGANIZATION
Background and Reasons for the Proposed Reorganization
        Considerations of the Board of Trustees of the International Fund. On February 12, 1997, Penn Square advised the Board of Trustees of the International Fund that The William Penn Company was considering redirecting its corporate strategy away from the management and distribution of retail mutual funds and that it was seeking a buyer for its core businesses. Moreover, Penn Square engaged an investment banker to locate potential buyers for the corporation. The potential buyer would provide value-added shareholder services, technological advancements, comprehensive distribution networks, and diversified mutual fund product choices that many larger mutual fund complexes offer. After conducting a screening process, Penn Square determined that in its judgment, the proposed Reorganization was the most desirable alternative involving the International Fund that was reasonably available and that it should be presented to the International Fund's Board of Trustees for its consideration.
        The independent trustees formed a four-person due diligence team. The due diligence team visited the Federated Investors offices in Pittsburgh, Pennsylvania, and reviewed with the portfolio manager of the Federated Fund the investment style and philosophy used to manage the assets of the Federated Fund. In addition, the due diligence team inspected the Federated customer services area and the Penn Square Fund's independent counsel inspected the legal records of the Federated Fund.
        A meeting of the entire Board of Trustees was held on March 5, 1997, at which Federated Investors presented to the Board information relating to the overall reputation, financial strength and stability of Federated Investors, the parent company of Federated Global (together with its affiliates, `Federated''). Federated, founded in 1955, is among the seven largest mutual fund sponsors, with over $110 billion invested across more than 300 funds under management and/or administration by its subsidiaries, and over 2,000 employees. Federated's management discussed the Federated Fund's investment performance history and explained to the Board that the majority of this growth came from within Federated through its multiple distribution channels. The Board was also informed of the variety of investment products available through Federated, including international funds and an array of domestic funds broader than currently offered in the William Penn Fund Group, the exchange privileges that would be available to former International Fund shareholders if the Reorganization is consummated, and the multiple sales charge (or `load'') structures available to prospective shareholders. The Board took into account that if the Reorganization takes place, shareholders of the International Fund would receive shares of the Federated Fund without the imposition of any sales charge and without incurring any tax consequences.
        Federated's management advised the Board of its reputation for customer servicing, noting that it has received a #1 rating for the last five surveys in a row by DALBAR, Inc. Federated's management stated that its shareholder services include advanced technological systems that result in quick shareholder access to a broad spectrum of information, including: telephonic automated yield and performance information; consolidated monthly shareholder statements; no-fee IRAs; quarterly newsletters; year-end tax reporting information; direct deposit; and telephonic redemption and exchange.
        Federated's management also discussed comparative sales loads with the Board. In particular, it was noted that the maximum front-end sales load of the Class A Shares of the Federated Fund is higher than that of the Class A Shares of the International Fund. Federated's management also reviewed with the Board relative asset size and expense ratios, including relative advisory fees. The Board discussed the fact that the Federated Fund is larger in asset size than the International Fund and considered potential economies of scale that might be experienced by former International Fund shareholders if they were to become shareholders of a larger fund.
        The Board determined that the investment objectives and policies of the International Fund were substantially similar to those of the Federated Fund. The Board was also presented with and discussed materials comparing the performance, and relative risks of the International Fund and the Federated Fund. Federated's management also presented biographical information about each of the Directors of the Federated Fund and reviewed with the Board the structure of its compliance and internal audit departments and the scope of its training programs.
        The Board noted that the International Fund would not bear any of the costs involved in the Reorganization, which would be borne entirely by The William Penn Company and/or Federated. In addition, the Board discussed the anticipated tax-free nature of the Reorganization to the International Fund and its shareholders.
        In connection with their consideration of the Reorganization, the Board also reviewed their fiduciary obligations under state and federal law. They considered the requirements of Section 15(f) of the 1940 Act, which provides that an investment manager to an investment company, and the affiliates of such manager (such as Penn Square Management Corporation), may receive any amount or benefit in connection with a sale of any interest in such investment manager which results in an assignment of an investment management contract if (1) for a period of three years after such assignment, at least 75% of the Board of Trustees of the investment company are not `interested persons'' (as defined in the 1940 Act) of the new investment manager or its predecessor; and (2) no `unfair burden'' (as defined in the 1940 Act) is imposed on the investment company as a result of the assignment or any express or implied terms, conditions or understandings applicable thereto.
        With respect to the first condition of Section 15(f) relating to Board composition, the Board was advised that the Federated Fund's Board of Trustees presently consists of thirteen (13) Directors, only three (3) of whom are `interested persons.'' With respect to the second condition of
Section 15(f), while there is no specific definition of `unfair burden,'' it includes any arrangement, for two years after the transaction, pursuant to which the predecessor or successor adviser is entitled to receive compensation from any person in connection with the mutual fund's purchase or sale of securities, other than bona fide ordinary compensation as principal underwriter. The definition of unfair burden also includes any payments from the fund for other than bona fide investment advisory or other services. The Board considered the fact that representations were made by Federated and Penn Square Management Corporation that the agreement among Federated, Penn Square Management Corporation and The William Penn Company would contain representations and covenants that the Reorganization would not impose an unfair burden on the Penn Square Group.
        After reviewing and considering all of the information provided by Federated and Penn Square, including the terms of the Reorganization, the Board, including all of the Trustees who are not interested persons of the International Fund or Penn Square, voted unanimously in person at the meeting held on March 5, 1997, to approve the Reorganization and to recommend it to the shareholders of the International Fund for their approval.
        THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE REORGANIZATION.
        Considerations of the Board of Directors of the Federated Fund.
The Board of Directors of the Federated Fund, including the independent Directors, have unanimously concluded that consummation of the Reorganization is in the best interests of the Federated Fund and the shareholders of the Federated Fund and that the interests of Federated Fund shareholders would not be diluted as a result of effecting the Reorganization and have unanimously voted to approve the Plan.
Agreement Among William Penn Fund Group Shareholders, The William Penn Company, and Federated
        The Reorganization is being proposed as part of an agreement between Federated, The William Penn Company and the Penn Square Group Shareholders, pursuant to which The William Penn Company would be compensated for selling to Federated it's capital stock and the books, records and goodwill relating to the management of the Penn Square Group and cooperating in facilitating the transaction contemplated by the agreement.
Description of the Plan of Reorganization
        The Plan provides that the Federated Fund will acquire all of the assets and assume certain liabilities of the International Fund's Class A Shares and Class C Shares in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the International Fund to its Class A and Class C shareholders, respectively, shareholders in complete liquidation of the International Fund on or about [
       ] (the "Closing Date"). Shareholders of the International Fund will become shareholders of the Federated Fund as of the close of business on the Closing Date, and will be entitled to the Federated Fund's next dividend distribution.
        As of or prior to the Closing Date, the International Fund will declare and pay a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all taxable income for the period ending on the Closing Date. In addition, the International Fund's dividend will include its net capital gains realized in the period ending on the Closing Date.
        Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to the International Fund and the Federated Fund, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of the International Fund prior to the Closing Date by either party if a majority of the independent board members of either board believes that continuing the transaction would have a material adverse impact on shareholders of that fund.
        Federated Global is responsible for the payment of substantially all of the expenses of the Reorganization incurred by either party, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, registration fees, transfer taxes (if any), and the costs of preparing, printing, copying and mailing proxy solicitation materials to the International Fund shareholders. Penn Square is responsible for the payment of the legal fees of the International Fund. The accountants' fees of the International Fund will be borne by Penn Square.
        The foregoing description of the Plan entered into between the Federated Fund and the International Fund is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference thereto.
Description of Federated Fund Shares
        Full and fractional Class A Shares and Class C Shares of the Federated Fund will be issued without the imposition of a sales charge or other fee to the corresponding shareholders of the International Fund in accordance with the procedures described above. Class A Shares and Class C Shares of the Federated Fund to be issued to shareholders of the International Fund under the Plan will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of the Federated Fund dated January 31, 1997, provided herewith for additional information about Class A Shares and Class C Shares of the Federated Fund. Federal Income Tax Consequences
        As a condition to the Reorganization, the Corporation on behalf of the Federated Fund and the International Fund will receive an opinion from Dickstein Shapiro Morin & Oshinsky LLP, counsel to the Federated Fund, to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under Section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Federated Fund upon its receipt of the International Fund's assets solely in exchange for Federated Fund Class A Shares and Class C Shares and the assumption of certain stated liabilities; (3) no gain or loss will be recognized by the International Fund upon the transfer of its assets to the Federated Fund in exchange for Federated Fund Class A Shares and Class C Shares and the assumption of certain stated liabilities or upon the distribution (whether actual or constructive) of the Federated Fund Class A Shares and Class C Shares to the International Fund shareholders in exchange for their respective shares of the International Fund; (4) no gain or loss will be recognized by shareholders of the International Fund upon the exchange of their International Fund shares for Federated Fund Class A Shares and Class C Shares; (5) the tax basis of the International Fund's assets acquired by the Federated Fund will be the same as the tax basis of such assets to the International Fund immediately prior to the Reorganization; (6) the tax basis of Federated Fund Class A Shares and Class C Shares received by each shareholder of the International Fund pursuant to the Plan will be the same as the tax basis of International Fund shares held by such shareholder immediately prior to the Reorganization; (7) the holding period of the assets of the International Fund in the hands of the Federated Fund will include the period during which those assets were held by the International Fund; and (8) the holding period of Federated Fund Class A Shares and Class C Shares received by each shareholder of the International Fund will include the period during which the International Fund shares exchanged therefor were held by such shareholder, provided the International Fund shares were held as capital assets on the date of the Reorganization.
        Shareholders should recognize that an opinion of counsel is not binding on the Internal Revenue Service (`IRS'') or any court. The International Fund does not expect to obtain a ruling from the IRS regarding the consequences of the Reorganization. Accordingly, if the IRS sought to challenge the tax treatment of the Reorganization and was successful, neither of which is anticipated, the Reorganization would be treated as a taxable sale of assets of the International Fund, followed by the taxable liquidation of the International Fund.
Comparative Information on Shareholder Rights and Obligations
        General. Both the Federated Fund and the International Fund are open-end, diversified management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Federated Fund is an investment portfolio of International Series, Inc. which is organized as a corporation under the laws of the State of Maryland and is governed by its Articles of Incorporation, By-Laws and Board of Directors, in addition to applicable state and federal law. The International Fund is organized as a business trust under the laws of Massachusetts and is governed by its Declaration of Trust and Board of Trustees, in addition to applicable state and federal law. Set forth below is a brief summary of the significant rights of shareholders of the Federated Fund and the International Fund.
        Shares of the Federated Fund and the International Fund. The Federated Fund is authorized to issue 1,500,000,000 shares of common stock, par value $0.0001 per share. The Federated Fund is one of two investment portfolios of International Series, Inc., and the Board of Directors has established Class A Shares, Class B Shares, and Class C Shares of the Federated Fund. The International Fund is authorized to issue an unlimited number of shares of beneficial interest which have no par value. The International Fund has Class A Shares and Class C Shares. Issued and outstanding shares of both the Federated Fund and International Fund are fully paid and nonassessable, and freely transferable.
        Voting Rights. Neither the Federated Fund nor the International Fund is required to hold annual meetings of shareholders, except as required under the 1940 Act. Shareholder approval is necessary only for certain changes in operations or the election of directors under certain circumstances. The Federated Fund requires that a special meeting of shareholders be called for any permissible purpose upon the written request of the holders of at least 10% of the outstanding shares of the series of the Federated Fund entitled to vote. A special meeting of the shareholders of the International Fund is required to be called upon the written request of shareholders representing not less than 10% of the issued and outstanding shares entitled to vote. Each share of the Federated Fund and the International Fund gives the shareholder one vote in director/trustee elections and other matters submitted to shareholders for vote. All shares of each series or class in the Federated Fund and the International Fund have equal voting rights except that in matters affecting only a particular series or class, only shares of that series or class are entitled to vote.
        Directors/Trustees. The By-Laws of the Federated Fund provide that the term of office of each Director shall be until his or her resignation or removal or until the annual meeting next held after his or her election or until election and qualification of his or her successor. A Director of the Federated Fund may be removed by a vote of a majority of all shares outstanding and entitled to vote at any special meeting of shareholders, and such shareholders may elect a Director to replace the Director so removed to serve for the remainder of the term and until the election and qualification of his or her successor. A vacancy on the Board may be filled by the action of a majority of the Directors remaining in office, and such elected Director shall hold office until the next annual meeting of shareholders or until his or her successor is duly elected and qualifies. Notwithstanding the foregoing, the shareholders may, at any time during the term of such Director elected to fill a vacancy, elect some other person to fill said vacancy and thereupon the election by the Board shall be superseded. The Declaration of Trust of the International Fund provides that each Trustee appointed or elected in accordance with the Declaration of Trust serves until their successors have been elected and qualified, unless they resign or are removed. The Trustees shall promptly call a meeting of shareholders for the purpose of voting upon removal of such Trustee(s) when requested in writing by holders of at least 10% of the Portfolio's outstanding shares. Pending the filling of any vacancy or vacancies caused by death, resignation, or removal, the remaining Trustee or Trustees shall have all the powers and duties of the whole number of Trustees. If a vacancy occurs in the office of a Trustee for any reason, including an increase in the number of Trustees, the other Trustees shall appoint a Trustee to fill the vacancy if, immediately after filling such vacancy, at least two thirds of the Trustees then holding such officer shall have been elected by shareholders, subject to the provisions of
Section 16(a) of the 1940 Act. With respect to both the Federated Fund and the International Fund, a meeting of shareholders will be required for the purpose of electing additional Directors/Trustees whenever fewer than a majority of the Directors then in office were elected by shareholders.
        Liability of Directors/Trustees and Officers. Under the Articles of Incorporation of the Federated Fund, a Director or officer will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Articles of Incorporation further provide that Directors and officers will be indemnified by the Federated Fund against reasonable costs and expenses incurred in connection with any claim or litigation unless the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the person's office. The Declaration of Trust for the International Fund contains a provision indemnifying the Trustees and Officers by the assets of the fund from personal liability for their actions as Trustees or Officers. Trustees and Officers of the International Fund are not protected from liability by reason of willful misconduct, bad faith, recklessness, or gross negligence in the performance of his duties as Trustee or Officer.
        Termination or Liquidation. In the event of the termination or liquidation of the Federated Fund or any series or class of the Federated Fund or of the termination or liquidation of the International Fund, the shareholders of the respective fund or class are entitled to receive, when and as declared by its Directors or Trustees, the excess of the assets belonging to the respective fund or class over the liabilities belonging to the respective fund or class. In either case, the assets belonging to the fund or class will be distributed among the shareholders in proportion to the number of shares of the respective fund or class held by them.


Capitalization
          The following table sets forth the unaudited capitalization of the Class A Shares and Class C Shares of the Federated Fund and the shares of the International Fund as of February 28, 1997, and on a pro forma combined basis as of that date:
                                                Class A Shares   Class C
Shares
                    Class A Shares   Class C Shares        Pro Forma  Pro
Forma
                 Fed. Fund    Int. FundFed. Fund  Int. FundCombined
                 Combined
Net Assets       141,119,701  21,185,124  6,966,846231,696 162,304,825
                 7,198,542

Net Asset Value Per Share  16.90    12.46  16.39    12.34    16.90    16.39

Shares Outstanding 8,350,535        1,700,704     425,076   18,777
                   9,604,131        439,213

                   INFORMATION ABOUT THE FEDERATED FUND
                        AND THE INTERNATIONAL FUND

Federated International Equity Fund, Inc.
        Information about the Federated Fund is contained in the Federated Fund's current Prospectus dated January 31, 1997, a copy of which is included herewith and incorporated herein by reference. Additional information about the Federated Fund is included in the Federated Fund's Annual Report to Shareholders dated November 30, 1996, the Statement of Additional Information dated January 31, 1997, and the Statement of
Additional Information dated [            ] (relating to this
Prospectus/Proxy Statement), each of which is incorporated herein by reference. Copies of the Annual Report, the Semi-Annual Report and Statements of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained upon request and without charge by contacting the Federated Fund at 1-800-341-7400, option one, or by writing the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Federated Fund is subject to the informational requirements of the Securities Act of 1933, as amended (the `1933 Act''), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by the Federated Fund can be obtained by calling or writing the Federated Fund and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, DC located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates or electronically at Internet Web Site (www.sec.gov).
        This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Federated Fund with the SEC under the 1933 Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Federated Fund and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.


Scottish Widows International Fund
        Information about the Scottish Widows International Fund is contained in the International Fund's current Prospectus dated March 15, 1996, the Annual Report to Shareholders dated December 31, 1996, the Statement of Additional Information dated March 15, 1996, and the Statement
of Additional Information dated [              ] (relating to this
Prospectus/Proxy Statement), each of which is incorporated herein by reference. Copies of such Prospectus, Annual Report, and Statements of Additional Information, which have been filed with the SEC, may be obtained upon request and without charge from the International Fund by calling 1-800-523-8440 or by writing to the International Fund at 2650 Westview Drive, Wyomissing, PA 19610. The International Fund is subject to the informational requirements of the 1933 Act, the 1934 Act, and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by the International Fund, can be obtained by calling or writing the International Fund and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.
                            VOTING INFORMATION
        This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Trustees of the International Fund of proxies for use at the Special Meeting of Shareholders (the "Special Meeting") to be held at 9:00 a.m. (general meeting) and 10:15 a.m. (Fund meeting) (local time) on May 29, 1997 at: Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, and at any adjournments thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Special Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the International Fund an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Special Meeting. Proxies, instruments revoking a proxy, or proxies bearing a later date may be received by telephone, by electronic means including facsimile, or by mail.
        The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by Federated Global. In addition to solicitations through the mails, proxies may be solicited by officers, employees and agents, including third party solicitors, of the International Fund, Federated Global and their respective affiliates at no additional cost to the International Fund. Such solicitations may be by telephone, telegraph, or personal contact. Any telephonic solicitations will follow procedures designed to insure accuracy and prevent fraud including requiring identifying shareholder information, and recording the shareholder's instructions. Shareholders who communicate proxies by telephone or by other electronic means have the same power and authority to issue, revoke, or otherwise change their voting instructions as currently exists for instructions communicated in written form. Federated Global will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.
Outstanding Shares and Voting Requirements
        The Board of Trustees of the International Fund has fixed the close
of business on [           ], as the record date for the determination of
shareholders entitled to notice of and to vote at the Special Meeting and
any adjournments thereof.  As of the record date, there were [        ]
Class A Shares and [       ] Class C Shares of the International Fund
outstanding. Each of the International Fund's shares is entitled to one vote and fractional shares have proportionate voting rights. On the record date, the Trustees and Officers of the International Fund as a group owned less than [ ] of the outstanding shares of the International Fund. To the best knowledge of Penn Square, as of the record date, no person owned beneficially or of record 5% or more of the International Fund's outstanding shares.


        As of the record date, there were [         ] Class A Shares, and
[           ] Class C Shares of the Federated Fund outstanding.  On the record date, the Directors and officers of the Federated Fund as a group owned less than 1% of the outstanding Class A Shares, and Class C Shares of the Federated Fund. To the best knowledge of Federated Global, as of the record date, no person, except as set forth in the table below, owned beneficially or of record 5% or more of the Federated Fund's outstanding Class A, or Class C Shares.

CLASS C SHARES NAME AND ADDRESS       SHARES OWNED PERCENT OF
                                                   OUTSTANDING SHARES
        Approval of the Plan requires the affirmative vote of a majority of the outstanding shares of the International Fund. The votes of shareholders of the Federated Fund are not being solicited since their approval is not required in order to effect the Reorganization.
        One-third of the issued and outstanding shares of the International Fund, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the proposed Reorganization. For purposes of determining the presence of a quorum, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Special Meeting. Because approval of the Reorganization requires the approval of a majority of the outstanding shares of the International Fund, abstentions and "broker non-votes" will have the same effect as if they were votes against the Reorganization.
Dissenter's Right of Appraisal
        Shareholders of the International Fund objecting to the Reorganization have no appraisal rights under the International Fund's Declaration of Trust or Massachusetts law. Under the Plan, if approved by International Fund shareholders, each shareholder will become the owner of Class A Shares and Class C Shares of the Federated Fund having a total net asset value equal to the total net asset value of his or her holdings in the International Fund's Class A Shares or Class C Shares, respectively, at the Closing Date.
        OTHER MATTERS AND DISCRETION OF PERSONS NAMED IN THE PROXY Management of the International Fund knows of no other matters that may properly be, or which are likely to be, brought before the Special Meeting. However, if any other business shall properly come before the Special Meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.
        If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment.
        Whether or not shareholders expect to attend the Special Meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.


                                                       EXHIBIT A

                   AGREEMENT AND PLAN OF REORGANIZATION

        AGREEMENT AND PLAN OF REORGANIZATION dated         , 1997 (the
                                                   --------
"Agreement"), between INTERNATIONAL SERIES, INC., a Maryland corporation (the `Corporation''), on behalf of its portfolio, FEDERATED INTERNATIONAL EQUITY FUND, INC., a Maryland corporation (hereinafter called the "Acquiring Fund"), and SCOTTISH WIDOWS INTERNATIONAL FUND, a Massachusetts Trust (hereinafter called the "Acquired Fund").
       This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all of the assets and the assumption of certain liabilities of the Acquired Fund in exchange solely for Class A Shares and Class C Shares of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date (as hereinafter defined), of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
       WHEREAS, the Acquired Fund and the Corporation are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;
       WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue shares of common stock or shares of beneficial interest, as the case may be;
       WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the Corporation has determined that the transfer of all of the assets and the assumption of certain liabilities of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
        WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the 1940 Act), of the Acquired Fund has determined that the transfer of all of the assets and the assumption of certain liabilities of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders;
        NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:
     1.TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE
       ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
     1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the net assets of the Acquired Fund, including all securities and cash, other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, beneficially owned by the Acquired Fund, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account, for the benefit of its shareholders, on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the shareholders of the Acquired Fund.
     1.2 The Acquiring Fund will assume only those certain liabilities which are set forth in a certificate to be provided by the Acquired Fund at the Closing and accepted by the Acquiring Fund.
     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company (hereinafter called "State Street"), Boston, Massachusetts, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims created by the Acquired Fund. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund thereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
     1.5 As soon after the Closing Date as is conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. In addition, each Acquired Fund Shareholder shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date (as hereinafter defined) with respect to the shares of the Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders, and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders, based on their ownership of shares of the Acquired Fund on the Closing Date. All issued and outstanding Shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares, after the Closing Date as determined in accordance with paragraph 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.
     1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
     1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.
     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates, with respect to dissolution and deregistration of the Acquired Fund, on which the Acquired Fund is dissolved and deregistered.
     1.9 The Acquired Fund shall be deregistered as an investment company under the 1940 Act and dissolved as a Massachusetts business trust as promptly as practicable following the Closing Date and the making of all distributions pursuant to paragraph 1.5.
     2.VALUATION.
     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Closing Date (such time and date being herein called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of each Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund which have been reviewed by the Acquired Fund's Board of Trustees.
     3.CLOSING AND CLOSING DATE.
     3.1  The Closing Date shall be [             ] or such later date as
the parties may mutually agree. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.
     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
     3.3 Penn Square Management Corporation, as transfer agent for the Acquired Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.
     4.REPRESENTATIONS AND WARRANTIES.
     4.1 The Acquired Fund represents and warrants to the Corporation as follows:
             (a) The Acquired Fund is a Business Trust duly organized, validly existing and in good standing under the laws of Massachusetts and has power to own all of its properties and assets and to carry out this Agreement.
             (b) The Acquired Fund is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Acquired Fund's Declaration of Trust or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
             (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
             (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
             (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (g) The Statement of Assets and Liabilities of the Acquired Fund at December 31, 1995 and at December 31, 1996 has been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.
             (h) Since December 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.
             (i) At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed or an appropriate extension obtained, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (j) For each fiscal year of its operation the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.
             (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
             (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Acquired Fund and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (only insofar as it relates to the Acquired Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     4.2 The Corporation represents and warrants to the Acquired Fund as follows:
             (a) The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to carry on its business as it is now being conducted and to carry out this Agreement.
             (b) The Corporation is registered under the 1940 Act as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Corporation's Articles of Incorporation or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
             (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
             (e) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (f) The Statement of Assets and Liabilities of the Acquiring Fund at November 30, 1995 and 1996, have been audited by Arthur Andersen LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein.
             (g) Since November 30, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business.
             (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed or an appropriate extension obtained, by such date shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (i) For each fiscal year of its operation the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (j) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares, except for Class B Shares which are convertible into Class A Shares eight (8) years after purchase.
             (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     5.COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.
     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
     5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Acquired Fund's President and its Treasurer.
     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of the Prospectus/Proxy Statement, referred to in paragraph 4.1(o), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and the 1940 Act as it may deem appropriate in order to continue its operations after the Closing Date.
     5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Section 103(a) of the Code over its deductions disallowed under Sections 265 and 171(a)(2) of the Code for the taxable periods or years ended on or before December 31, 1996 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before December 31, 1996 and in the period from said date to and including the Closing Date.
     6.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.
        The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     6.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquired Fund.
     6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Corporation, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Corporation shall reasonably request.
     6.4 The Acquired Fund shall have delivered to the Acquiring Fund a certificate specifying the liabilities which are to be assumed by the Acquiring Fund all of which shall be reflected in the net asset value of the Acquired Fund on the Closing Date, which liabilities shall be acceptable to the Acquiring Fund in its sole discretion.
     7.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
        The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     7.1 All representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     7.2 The Corporation shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Corporation made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.
     7.3 There shall not have been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business since the date hereof other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.
     8.FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING
       FUND AND THE ACQUIRED FUND.
        If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.
     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund's Declaration of Trust and the 1940 Act.
     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
     8.5 The Corporation and the Acquired Fund shall have received an opinion of Dickstein Shapiro Morin & Oshinsky LLP substantially to the effect that for federal income tax purposes:
             (a) The transfer of all of the Acquired Fund assets and the assumption of certain liabilities in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code;
(b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption of certain liabilities; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption of certain liabilities or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund; (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization;
(f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization; (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and
(h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).
     9.TERMINATION OF AGREEMENT.
     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of the Acquired Fund or the Board of Directors of the Corporation at any time prior to the Closing Date (and notwithstanding any vote of the Acquired Fund Shareholders) if a majority of the independent board members of either board believes that continuing the transaction would have a material adverse impact on shareholders of that fund.
     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the directors/trustees or officers of the Acquired Fund or the Corporation or the shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.
     10.    WAIVER.
        At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Directors of the Corporation or the Board of Trustees of the Acquired Fund, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Corporation or of the Acquired Fund, as the case may be.
     11.    MISCELLANEOUS.
     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of laws.
     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.
     11.6 An agreement has been entered into under which Federated Global Research Corp. will assume substantially all of the expenses of the reorganization including registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund Shareholders and the costs of holding the special meeting of shareholders. Penn Square Management Corporation will assume the legal fees of the Acquired Fund. The accountants' fees of the Acquired Fund will be borne equally by Federated Global and Penn Square Management Corporation.
        IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have each caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                              Acquired Fund:
Attest:                       SCOTTISH WIDOWS INTERNATIONAL FUND




                              By:
Name:                                Name:
Title:                               Title:



                              Acquiring Fund:
Attest: INTERNATIONAL SERIES, INC., on behalf of its portfolio,
                              FEDERATED INTERNATIONAL EQUITY FUND, INC.




                              By:
Name: S. Elliott Cohan               Name:   Glen R. Johnson
Title:Assistant Secretary            Title:  President



                    STATEMENT OF ADDITIONAL INFORMATION
                             [              ]
                       ACQUISITION OF THE ASSETS OF
                    SCOTTISH WIDOWS INTERNATIONAL FUND
                            2650 WESTVIEW DRIVE
                      WYOMISSING, PENNSYLVANIA  19610
                     TELEPHONE NUMBER:  1-800-523-8440
     BY AND IN EXCHANGE FOR CLASS A AND CLASS C SHARES RESPECTIVELY OF
                    FEDERATED INTERNATIONAL EQUITY FUND
                 A PORTFOLIO OF INTERNATIONAL SERIES, INC.
                         FEDERATED INVESTORS TOWER
                   PITTSBURGH, PENNSYLVANIA  15222-3779
                     TELEPHONE NUMBER:  1-800-343-7400

        This Statement of Additional Information dated [         ] is not a
prospectus.  A Prospectus/Proxy Statement dated [      ] related to the
above-referenced matter may be obtained from Federated International Equity Fund, Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.


                             TABLE OF CONTENTS

1. Statement of Additional Information of Federated International Equity Fund, dated January 31, 1997.

2. Statement of Additional Information of Scottish Widows International Fund, dated March 15, 1996.

3. Financial Statements of Federated International Equity Fund, dated November 30, 1996.

4. Financial Statements of Scottish Widows International Fund, dated December 31, 1996.

5. Pro forma Financial Statements (unaudited) of the combined Scottish Widows International Fund, dated November 30, 1996, and Federated
International Equity Fund, dated November 30, 1996.



        The Statement of Additional Information of Federated International Equity Fund (the "Federated Fund"), dated January 31, 1997, is incorporated herein by reference to Post-Effective Amendment No.30 to the Federated Fund's Registration Statement on Form N-1A (File Nos. 2-91776 and 811-3984) which was filed with the Securities and Exchange Commission on or about January 27, 1997. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-341-7400.
        The Statement of Additional Information of Scottish Widows International Fund (the "International Fund"), dated March 15, 1996, is incorporated herein by reference to Post-Effective Amendment No. 9 to the Trust's Registration Statement on Form N-1A (File Nos. 33-35081 and 811-
6019) which was filed with the Securities and Exchange Commission on or about March 21, 1996. A copy may be obtained, upon request and without charge, from the International Fund at 2650 Westview Drive, Wyomissing, Pennsylvania 19610; telephone number: 1-800-523-8440.
        The audited financial statements of the Federated Fund, dated November 30, 1996, are incorporated herein by reference to the Federated Fund's Annual Report to Shareholders dated November 30, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-343-7400.
        The audited financial statements of the International Fund, dated December 31, 1996, are incorporated herein by reference to the International Fund's Annual Report to Shareholders dated December 31, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the International Fund at 2650 Westview Drive, Wyomissing, Pennsylvania 19610; telephone number 1-800-523-8440.
        Pro forma financial statements are included herein as the total net assets of the International Fund do exceed 10% of the total assets of the Federated Fund. At February 28, 1997, the total net assets of the International Fund were $21,416,820 and the total net assets of the Federated Fund were $166,153,206.


                    FEDERATED INTERNATIONAL EQUITY FUND
                    SCOTTISH WIDOWS INTERNATIONAL FUND
                      INTRODUCTION TO PROPOSED MERGER
                       NOVEMBER 30, 1996 (UNAUDITED)



The accompanying unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities reflect the accounts of Federated International Equity Fund and Scottish Widows International Fund, collectively (`the Funds''), as of November 30, 1996. These statements have been derived from the books and records utilized in calculating daily net asset values at November 30, 1996. The accompanying unaudited Pro Forma Combining Statement of Operations reflects the accounts of Federated International Equity Fund's most recent fiscal year ended November 30, 1996, and the twelve month period ended November 30, 1996, for Scottish Widows International Fund.

The Pro Forma statements give effect to the proposed transfer of assets from Scottish Widows International Fund Class A and Class C Shares in exchange for Class A and Class C Shares, respectively, of Federated International Equity Fund.




FEDERATED INTERNATIONAL EQUITY FUND
SCOTTISH WIDOWS INTERNATIONAL FUND
PRO FORMA COMBINING PORTFOLIO OF INVESTMENTS
NOVEMBER 30, 1996 (UNAUDITED)













                SCOTTISH
FEDERATED       WIDOWS                                               FEDERATED      SCOTTISH
INTERNATIONAL   INTERNATIONAL  PRO FORMA                             INTERNATIONAL  WIDOWS         PRO FORMA
EQUITY FUND     FUND           COMBINED                              EQUITY FUND    INTERNATIONAL  COMBINED
                                                                                    FUND




                                                                     VALUE IN U.S.  VALUE IN U.S.  VALUE IN U.S.
 SHARES         SHARES          SHARES                               DOLLARS        DOLLARS        DOLLARS

COMMON STOCKS 96.3%

                                           ARGENTINA--0.6%

12,015          ---            12,015      Banco Frances del Rio de  $363,454       ---            $363,454
                                           la Plata S.A., ADR

40,229          ---            40,229      Compania Naviera Perez    275,277        ---            275,277
                                           Companc S.A., Class B

7,744           ---            7,744       (a) IRSA Inversiones y
                                           Representaciones S.A.,    240,064        ---            240,064
                                           GDR

10,900          ---            10,900      Telefonica de Argentina   277,950        ---            277,950
                                           S.A., ADR

9,800           ---            9,800       YPF Sociedad Anonima,     227,850        ---            227,850
                                           ADR

                                               Total                 1,384,595      ---            1,384,595

                                           AUSTRALIA--1.7%

105,000         ---            105,000     (b) Commonwealth
                                           Installment Receipt       663,194        ---            663,194
                                           Trustee Ltd.

195,000         ---            195,000     Darling Park Trust        158,717        ---            158,717

68,500          ---            68,500      Lend Lease Corp., Ltd.    1,271,203      ---            1,271,203

---             62,000         62,000      (a) News Corporation      ---            330,229        330,229

7,000           ---            7,000       (a) Orogen Minerals       140,910        ---            140,910
                                           Ltd., GDR

---             43,000         43,000      (a)Western Mining         ---            273,154        273,154
                                           Limited

130,000         ---            130,000     Woodside Petroleum,Ltd.   913,153        ---            913,153

                                               Total                 3,147,177      603,383        3,750,560

                                           AUSTRIA--0.1%

3,400           ---            3,400       Vae Eisenbahnsyst         314,189        ---            314,189

                                           BRAZIL--0.6%

36,700          ---            36,700      (a)(b) Elevadores Atlas   394,356        ---            394,356

1,338,000       ---            1,338,000   (a) Light Participacoes   251,409        ---            251,409
                                           S.A.

8,195           ---            8,195       Telecomunicacoes          620,771        ---            620,771
                                           Brasileras, ADR

                                               Total                 1,266,536                     1,266,536

                                           CANADA--0.1%

18,000          ---            18,000      Ontario Stores, Inc.      173,513        ---            173,513

                                           CHILE--0.4%

9,000           ---            9,000       (a) Banco BHIF, ADR       151,875        ---            151,875

8,000           ---            8,000       (a) Banco de A. Edwards,  $148,000       ---            $148,000
                                           ADR

3,100           ---            3,100       (a)(b) Chilectra S.A.,    170,500        ---            170,500
                                           ADR

2,000           ---            2,000       Compania                  190,250        ---            190,250
                                           Telecomunicacion Chile,

                                           ADR

6,900           ---            6,900       (a) Santa Isabel S.A.,    173,363        ---            173,363
                                           ADR

3,200           ---            3,200       Sociedad Quimica Y        166,400        ---            166,400
                                           Minera De Chile, ADR

                                               Total                 1,000,388      ---            1,000,388

                                           COLOMBIA--0.3%

15,500          ---            15,500      Banco Ganadero S.A., ADR  383,625        ---            383,625

17,000          ---            17,000      Banco Industrial          274,125        ---            274,125
                                           Colombiano, ADR

                                               Total                 657,750        ---            657,750

                                           DENMARK--0.1%

4,000           ---            4,000       (a)(b) Inwear Group AS    181,223        ---            181,223

                                           EGYPT--0.1%

10,500          ---            10,500      (a)(b) Suez Cement Co.,   168,525        ---            168,525
                                           GDR

                                           FRANCE--7.6%

17,046          ---            17,046      AXA                       1,024,300      ---            1,024,300

8,300           ---            8,300       Accor S.A.                1,064,551      ---            1,064,551

---             2,273          2,273       (a) Adecco S.A.           ---            583,195        583,195

12,600          ---            12,600      Compagnie Financiere de   865,680        ---            865,680
                                           Paribas, Class A

7,600           ---            7,600       Compagnie de St. Gobain   1,092,615      ---            1,092,615

16,400          ---            16,400      Credit Commerical De      794,288        ---            794,288
                                           France

12,000          ---            12,000      Credit Local de France    1,086,336      ---            1,086,336

18,200          ---            18,200      Etablissements
                                           Economiques du Casino     823,979        ---            823,979
                                           Guichard-Perrachon

7,000           ---            7,000       Group Danon               1,030,476      ---            1,030,476

7,000           ---            7,000       Havas S.A.                495,808        ---            495,808

---             4,000          4,000       Imetal                    ---            630,332        630,332

6,700           ---            6,700       LVMH  (Moet-Hennessy)     1,698,151      ---            1,698,151

22,900          ---            22,900      Lafarge-Coppee            1,446,648      ---            1,446,648

8,200           ---            8,200       Peugeot S.A.              1,007,772      ---            1,007,772

---             1,650          1,650       (a) Pinault Printers      ---            656,823        656,823

20,372          ---            20,372      Schneider S.A.            969,111        ---            969,111

10,633          ---            10,633      Total  SA-B               850,225        ---            850,225

---             9,600          9,600       (a) Veleo                 ---            589,679        589,679

                                               Total                 14,249,940     2,460,029      16,709,969

                                           GERMANY--6.6%

32,000          ---            32,000      BASF AG                   1,183,590      ---            1,183,590

30,000          18,000         48,000      (a) Bayer AG              1,207,139      723,697        1,930,836
49,500          ---            49,500      (a) Commerzbank AG,       1,216,501      ---            1,216,501
                                           Frankfurt

20,000          ---            20,000      Daimler Benz AG           1,306,157      ---            1,306,157

21,400          ---            21,400      Deutsche Bank, AG         1,019,843      ---            1,019,843

5,000           ---            5,000       (a) Henkel KGAA           243,807        ---            243,807

2,200           ---            2,200       Linde AG                  1,335,934      ---            1,335,934

2,800           1,490          4.290       Mannesmann AG             1,167,804      620,387        1,788,191

17,700          ---            17,700      Schwarz Pharma AG         1,317,632      ---            1,317,632

---             5,000          5,000       (a) SGL Carbon            ---            618,044        618,044

30,000          ---            30,000      Siemens AG                1,445,290      ---            1,445,290

19,700          ---            19,700      Veba AG                   1,152,080      ---            1,152,080

                                               Total                 $12,595,777    1,962,128      $14,557,905

                                           HONG KONG--6.9%

2,070,000       ---            2,070,000   Aeon Credit Service       696,068        ---            696,068

1,119,000       ---            1,119,000   Amoy Properties Ltd.      1,563,011      ---            1,563,011

---             117,000        117,000     (a) Asia Satelite         ---            300,367        300,367

363,000         ---            363,000     (a) Cheung  Kong          882,618        ---            882,618

87,000          ---            87,000      Cheung  Kong              765,132        ---            765,132

152,600         ---            152,600     (a)(b) China Resources    94,734         ---            94,734
                                           Bejing Land

---             65,000         65,000      (a) Citic Pacific Ltd.    ---            338,785        338,785

71,014          18,395         89,409      HSBC Holdings PLC         1,478,693      383,029        1,861,722
1,159,000       ---            1,159,000   Henderson Investment      1,409,027      ---            1,409,027
                                           Ltd.

388,000         ---            388,000     Hong Kong Telecom         672,426        ---            672,426

146,000         ---            146,000     Hutchison Whampoa         1,128,233      ---            1,128,233

123,000         ---            123,000     New World Development     831,189        ---            831,189
                                           Co. Ltd.

1,414,000       ---            1,414,000   Oriental Press Group      795,512        ---            795,512

600,000         182,000        782,000     (a) Peregrine Investment  1,109,674      336,599        1,446,273

---             18,200         18,200      (a) Peregrine             ---            6,002          6,002
                                           Investment, Warrants

132,000         ---            132,000     Sun Hung Kai Properties   1,638,903      ---            1,638,903

549,500         ---            549,500     (a) Winsor Property       827,946        ---            827,946
                                           Holdings Ltd.

                                               Total                 13,893,166     1,364,782      15,257,948

                                           INDIA--1.1%

73,200          ---            73,200      (a)(b) Crompton Greaves   237,900        ---            237,900
                                           Ltd., GDR

30,000          ---            30,000      (a) Hindalco Industries   612,000        ---            612,000
                                           Ltd., GDR

40,000          ---            40,000      (a)(b) Larsen & Toubro    580,000        ---            580,000
                                           Ltd., GDR

63,800          ---            63,800      (a)(b) Mahindra and       669,900        ---            669,900
                                           Mahindra , GDR

34,200          ---            34,200      (a)(b) Steel Authority    290,700        ---            290,700
                                           of India, GDR

                                               Total                 2,390,500      ---            2,390,500

                                           INDONESIA--1.4%

552,500         ---            552,500     (a) PT Bank Negara        276,839        ---            276,839
                                           Indonesia

360,000         ---            360,000     Citra Marga Nusaphala     303,198        ---            303,198
                                           Persada

95,500          ---            95,500      Gudang Garam              406,231        ---            406,231

---             58,000         58,000      (a) Hanjaya Mandala       ---            295,261        295,261
                                           Sampoerna

168,000         ---            168,000     Modern Photo Film Co.     420,896        ---            420,896

112,000         ---            112,000     Semen Gresik              341,493        ---            341,493

360,667         ---            360,667     Steady Safe               422,957        ---            422,957

409,060         ---            409,060     Pab K Tjiwi Kimia         392,488        ---            392,488

170,000         ---            170,000     Tambang Timah             268,230        ---            268,230

                                               Total                 2,832,332      295,261        3,127,593

                                           ISRAEL--0.1%

8,100           ---            8,100       (a) Memco Software, Ltd.  154,913        ---            154,913

                                           ITALY--2.2%

150,000         ---            150,000     Bca Pop Di Milano         766,846        ---            766,846

128,000         ---            128,000     Burgo (Cartiere) SPA      612,157        ---            612,157
171,000         ---            171,000     Eni Spa                   900,148        ---            900,148

96,000          ---            96,000      Imi                       806,465        ---            806,465

5,000           ---            96,000      (a) La Rinascente SPA,    2,342          ---            2,342
                                           Warrants

500,000         ---            5,000       Telecom Italia Mobile     1,175,830      ---            1,175,830

103,000         ---            103,000     (a) Unicem SPA            695,069        ---            695,069

                                               Total                 $4,958,857     ---            $4,958,857

                                           JAPAN--23.7%

175,000         ---            175,000     Amada Co                  1,462,687      ---            1,462,687

3,200           ---            3,200       Asahi Broadcasting Corp.  351,185        ---            351,185

40,000          ---            40,000      Canare Electric Co. Ltd.  842,845        ---            842,845

232,000         ---            232,000     Casio Computer Co         1,882,072      ---            1,882,072

250             ---            250         DDI Corp.                 1,788,850      ---            1,788,850

113,000         ---            113,000     Dai Nippon Printing Co.   2,063,565      ---            2,063,565
                                           Ltd.

145,200         ---            145,200     Daito Trust Construction  1,899,456      ---            1,899,456

62,000          ---            62,000      Fuji Photo Film           1,943,284      ---            1,943,284

100,000         ---            100,000     Hitachi Maxell            2,063,213      ---            2,063,213

---             16,000         16,000      (a) Ines                  ---            255,877        255,877

175,000         ---            175,000     JGC Corp.                 1,613,257      ---            1,613,257

4,000           ---            4,000       Japan Cash Machine Co.    71,291         ---            71,291
                                           Ltd.
85,000          ---            85,000      Japan Radio Co.           1,037,313      ---            1,037,313

270             20             290         (a)(b) Japan Tobacco,     1,922,476      142,525        2,065,001
                                           Inc.

80,000          ---            80,000      Konami Co.                2,732,221      ---            2,732,221

---             40,000         40,000      Kurimoto Iron Works       ---            376,084        376,084

12,000          ---            12,000      (a) Meiwa Estate          349,781        ---            349,781

250,000         ---            250,000     Minolta Co.               1,573,749      ---            1,573,749

250,000         74,000         324,000     Mitsubishi Heavy          2,041,264      604,721        2,645,985
                                           Industries Ltd.

---             15,000         15,000      Murata Manufacturing      ---            512,721        512,721
                                           Company

25,000          ---            25,000      Nintendo Corp. Ltd.       1,766,901      ---            1,766,901

80,000          29,000         109,000     (a) Nippon Comsys Corp.   997,366        361,849        1,359,215

---             88,000         88,000      Nissan Motor Company      ---            625,564        625,564

82,000          ---            82,000      Pioneer Electronic Corp.  1,763,828      ---            1,763,828

30,000          ---            30,000      Promise Co. Ltd.          1,501,317      ---            1,501,317

---             7,000          7,000       Rohm Company              ---            430,563        430,563

70,000          ---            70,000      Sankyo Co.                1,874,451      ---            1,874,451

---             8,700          8,700       Sanyo Shinpan Finance     ---            547,360        547,360
                                           Company

110,000         ---            110,000     Shiseido Co.              1,323,090      ---            1,323,090

80,000          40,000         120,000     (a) Shochiku Co.          744,513        372,569        1,117,082

30,000          ---            30,000      Sony Corp.                1,920,105      ---            1,920,105
---             94,000         94,000      Sumitomo Realty &         ---            652,523        652,523
                                           Development

141,000         51,000         192,000     Sumitomo Trust & Banking  1,559,789      564,653        2,124,442

86,000          ---            86,000      Taisho Pharmaceutical Co  1,917,823      ---            1,917,823

88,000          ---            88,000      Takashimaya Co            1,174,364      ---            1,174,364

165,000         ---            165,000     Tokio Marine and Fire     1,825,285      ---            1,825,285
                                           Insurance Co.

350,000         ---            350,000     (a) Tokyo Tatemono Co.,   1,604,038      ---            1,604,038
                                           Ltd.

150,000         ---            150,000     Tsubakimoto Chain         883,670        ---            883,670

---             70,000         70,000      Yamaichi Securities       ---            369,669        369,669

                                               Total                 46,495,049     5,816,678      52,311,727

                                           KOREA--0.9%

10,000          ---            10,000      Dongkuk Steel Mill        194,222        ---            194,222

7,300           ---            7,300       Hankuk Paper              165,559        ---            165,559
                                           Manufacturing Co.

58,000          ---            58,000      Korea Exchange Bank       545,751        ---            545,751

84,650          ---            84,650      (a) Korea Mobile          1,100,450      ---            1,100,450
                                           Telecomm Corp., ADR

50              ---            50          Samsung Electronics Co.   3,607          ---            3,607

166             ---            166         Samsung Electronics Co.   $12,276        ---            $12,276

4               ---            4           (a)(b) Samsung            0              ---            0
                                           Electronics Co., GDR
15              ---            15          (a)(b) Samsung            754            ---            754
                                           Electronics Co., GDR

2,740           ---            2,740       Shinhan Bank              48,391         ---            48,391

                                               Total                 2,071,010      ---            2,071,010

                                           MALAYSIA--2.5%

429,000         ---            429,000     Eastern and Oriental      933,715        ---            933,715

84,000          ---            84,000      Malayan Banking           831,025        ---            831,025

590,000         ---            590,000     Malaysian Industrial      1,214,088      ---            1,214,088
                                           Development

222,000         ---            222,000     Malaysian Pacific         904,867        ---            904,867
                                           Industries

192,000         ---            192,000     Metacorp                  592,639        ---            592,639

138,000         ---            138,000     UMW Holdings              655,322        ---            655,322

---             40,000         40,000      (a) United Engineers      ---            362,409        362,409

                                               Total                 5,131,656      362,409        5,494,065

                                           MEXICO--1.7%

16,950          ---            16,950      (a)(b) Acer, Inc., ADR    305,100        ---            305,100

44,700          ---            44,700      (a) Cemex S.A., Class B,  322,678        ---            322,678
                                           ADR

268,000         ---            268,000     (a) Cifra SA de CV,       369,702        ---            369,702
                                           Class B

28,400          ---            28,400      (a) Empresas ICA
                                           Sociedad Controladora     408,250        ---            408,250

                                           S.A., ADR

211,000         ---            211,000     Fomento Economico
                                           Mexicano, S.A. de C.V.,   720,990        ---            720,990
                                           Class B

205,000         ---            205,000     (a) Grupo Corvi S.A.,     171,548        ---            171,548
                                           Class UBL

42,800          ---            42,800      (a)(b) Grupo Financiero
                                           Bancomer, S.A. de C.V.,   344,797        ---            344,797
                                           Class B, ADR

8,600           ---            8,600       Pan American Beverage,    402,050        ---            402,050
                                           Class A

10,900          ---            10,900      Telefonos de Mexico,      331,088        ---            331,088
                                           Class L, ADR

29,500          ---            29,500      (a) Tubos de Acero de     401,938        ---            401,938
                                           Mexico S.A., ADR

                                               Total                 3,778,141      ---            3,778,141

                                           NETHERLANDS--3.2%

15,000          ---            15,000      ABN-Amro Hldgs N.V.       971,699        ---            971,699

22,800          ---            22,800      (a) ASM Lithography       1,003,607      ---            1,003,607
                                           Holding N.V.

24,000          ---            24,000      Boskalis Westminster      476,019        ---            476,019

---             41,000         41,000      (a) Elsevier N.V.         ---            698,955        698,955

32,300          19,292         51,592      ING Groep, N.V.           1,131,427      675,666        1,807,093

2,400           ---            2,400       Koninklijke Frans Maas    97,152         ---            97,152

                                           Groep N.V.

---             21,000         21,000      (a) Philips Electronics   ---            848,731        848,731

9,002           ---            9,002       Wolters Kluwer N.V.       1,177,261      ---            1,177,261

                                               Total                 4,857,165      2,223,352      7,080,517

                                           NEW ZEALAND--0.4%

210,000         ---            210,000     Air New Zealand Ltd.,     552,631        ---            552,631
                                           Class B

100,000         ---            100,000     Fletcher Challenge        280,939        ---            280,939
                                           Building

                                               Total                 833,570        ---            833,570

                                           NORWAY--0.4%

51,000          ---            51,000      (a) Elkem A/S, Class A    794,640        ---            794,640

                                           PAKISTAN--0.2%

230,000         ---            230,000     Faysal Bank               137,725        ---            137,725

12,000          ---            12,000      (a) Hub Power Co., GDR    258,000        ---            258,000

90,000          ---            90,000      (a) PEL Appliances Ltd.   $78,593        ---            $78,593

                                               Total                 474,318        ---            474,318

                                           PHILIPPINES--0.9%

1,700,000       ---            1,700,000   (a) Belle Corp.           452,712        ---            452,712

911,552         ---            911,552     Davao Union Cement        298,232        ---            298,232
                                           Corp., Class B

1,344,900       ---            1,344,900   (a) Filinvest Land, Inc.  475,826        ---            475,826

---             133,800        133,800     First Philippine          ---            282,504        282,504
                                           Holdings Corp.

30,200          ---            30,200      Philippine Commercial     402,115        ---            402,115
                                           International Bank

                                               Total                 1,628,885      282,504        1,911,389

                                           SINGAPORE--2.3%

172,000         ---            172,000     Hong Leong Finance Ltd.   596,021        ---            596,021

---             46             46          (a) OCBC Foreign          ---            558            558

1,178,300       ---            1,178,300   Roly International        777,678        ---            777,678
                                           Holdings

144,000         ---            144,000     Sembawang Corp. Ltd       780,321        ---            780,321

31,000          ---            31,000      Singapore Press Holdings  585,740        ---            585,740
                                           Ltd.

184,000         ---            184,000     Straits Steamship Land    587,750        ---            587,750
                                           Ltd.

69,750          ---            69,750      (a) Straits Steamship     78,080         ---            78,080
                                           Land Ltd., Warrants

100,000         ---            100,000     United Overseas Bank      1,062,389      ---            1,062,389
                                           Ltd.

220,000         ---            220,000     Wing Tai Holdings, Ltd.   602,353        ---            602,353

                                               Total                 5,070,332      558            5,070,890

                                           SPAIN--3.0%

6,500           ---            6,500       (a) ABENGOA S.A.          225,548        ---            225,548

13,000          ---            13,000      Corp Mapfre S.A.          687,432        ---            687,432

14,500          ---            14,500      Empresa Nac De            979,427        ---            979,427
                                           Electridad

10,500          ---            10,500      Fomento de                887,564        ---            887,564
                                           Construcciones y
                                           Contratas S.A.

79,000          ---            79,000      Iberdrola S.A.            911,726        ---            911,726

28,000          ---            28,000      Repsol S.A.               1,036,437      ---            1,036,437

42,000          ---            42,000      Telefonica de Espana      920,797        ---            920,797

8,800           ---            8,800       Zardoya-Otis S.A.         937,471        ---            937,471

                                               Total                 6,586,402      ---            6,586,402

                                           SWEDEN--1.7%

25,000          ---            25,000      (a) Biacore               397,396        ---            397,396
                                           International AB

---             16,640         16,640      (a) Ericsson (LM)         ---            513,138        513,138
                                           Telephone

---             11,400         11,400      (a) Pharmacia & Upjohn    ---            439,011        439,011

---             25,500         25,500      (a) Sandvik AB            ---            629,266        629,266

1,750           ---            1,750       (a) Scala International   153,747        ---            153,747
                                           AB

121,000         ---            121,000     Stora Kopparbergs, Class  1,657,633      ---            1,657,633
                                           A

                                               Total                 2,208,776      1,581,415      3,790,191

                                           SWITZERLAND--5.1%

740             ---            740         ABB AG                    925,923        ---            925,923

9,400           ---            9,400       CS Holding AG             1,000,575      ---            1,000,575

1,215           625            1,840       (a) Ciba-Giegy AG         1,503,487      774,095        2,277,582

820             ---            820         Nestle S.A.               890,142        ---            890,142

10,000          ---            10,000      (a) Oerlikon-Buhrle       1,031,837      ---            1,031,837
                                           Holding AG

195             100            295         Roche Holding AG          1,498,964      769,392        2,268,356

950             ---            950         Sandoz AG                 1,104,872      ---            1,104,872

1,500           ---            1,500       Sulzer AG                 863,061        ---            863,061

3,200           ---            3,200       Zurich                    908,324        ---            908,324
                                           Versicherungsgesellschaf
                                           t

                                               Total                 $9,727,185     1,543,487      $11,270,672

                                           THAILAND--1.0%

---             45,000         45,000      Bangkok Bank              ---            359,424        359,424

214,100         ---            214,100     Industrial Finance        674,812        ---            674,812
                                           Corporation of Thailand

78,900          ---            78,900      Krung Thai Bank PLC       225,512        ---            225,512

34,300          ---            34,300      PTT Exploration and       504,955        ---            504,955

                                           Production Public Co.

380,000         ---            380,000     Siam City Bank            446,350        ---            446,350

                                               Total                 1,851,629      359,424        2,211,053

                                           UNITED KINGDOM--20.0%

---             10,000         10,000      (a) AMERSHAW              ---            183,991        183,991
                                           International

275,000         ---            275,000     Asda Group                547,873        ---            547,873

40,000          ---            40,000      (a) Atlantic Telecom      82,717         ---            82,717
                                           Group PLC

100,000         ---            100,000     BAA                       823,806        ---            823,806

236,000         ---            236,000     BTR PLC                   948,285        ---            948,285

60,766          ---            60,766      Barclays PLC              1,045,118      ---            1,045,118

50,724          ---            50,724      Boc Group PLC             755,573        ---            755,573

80,000          ---            80,000      Boots Co. PLC             852,724        ---            852,724

54,323          26,000         80,323      (a) British Aerospace     1,056,691      505,905        1,562,596

86,765          ---            86,765      British Petroleum Co.     1,003,239      ---            1,003,239
                                           PLC

222,495         ---            222,495     Bunzl PLC                 830,430        ---            830,430

85,822          ---            85,822      Cadbury Schweppes PLC     738,029        ---            738,029

190,000         ---            190,000     Caradon PLC               761,853        ---            761,853

100,000         ---            100,000     Carlton Communications    845,662        ---            845,662
                                           PLC

70,000          ---            70,000      Chubb Security            403,665        ---            403,665

103,600         ---            103,600     Compass Group             1,056,379      ---            1,056,379

190,000         ---            190,000     Cookson Group             721,923        ---            721,923

63,500          ---            63,500      Cowie Group PLC           422,764        ---            422,764

152,757         ---            152,757     David S. Smith            810,270        ---            810,270
                                           (Holdings) PLC

164,550         ---            164,550     Delta                     1,005,614      ---            1,005,614

---             123,000        123,000     (a) Dewhirst Group        ---            388,553        388,553

64,937          ---            64,937      EMI Group PLC             1,500,058      ---            1,500,058

16,500          ---            16,500      (a) Eidos PLC             233,020        ---            233,020

300,000         ---            300,000     FKI PLC                   1,086,920      ---            1,086,920

---             37,000         37,000      (a) Farnell Electronics   ---            442,658        442,658

59,400          ---            59,400      General Accident          731,515        ---            731,515

126,000         ---            126,000     General Electric Co. PLC  789,089        ---            789,089

56,000          ---            56,000      Glaxo Wellcome PLC        921,015        ---            921,015

---             37,000         37,000      Granada Group             ---            538,402        538,402

114,448         ---            114,448     Grand Metropolitan PLC    893,764        ---            893,764

158,052         ---            158,052     Guardian Royal Ex         712,140        ---            712,140

52,000          ---            52,000      Imperial Chemical         674,479        ---            674,479
                                           Industries, PLC

180,000         ---            180,000     Inchcape PLC              815,568        ---            815,568

166,393         ---            166,393     Ladbroke Group PLC        573,481        ---            573,481
---             31,500         31,500      Laporte PLC               ---            362,037        362,037

---             58,438         58,438      Lloyds TSB Group          ---            404,557        404,557

---             66,000         66,000      (a) Low & Bonar           ---            470,215        470,215

120,000         ---            120,000     Marks & Spencer PLC       1,020,847      ---            1,020,847

277,000         ---            277,000     Mirror Group PLC          1,071,116      ---            1,071,116

78,500          ---            78,500      National Power Co. PLC    $608,415       ---            $608,415

95,000          ---            95,000      Pearson                   1,173,924      ---            1,173,924

50,000          ---            50,000      Peninsular & Oriental     497,236        ---            497,236
                                           Steam Navigation Co.

65,000          ---            65,000      Powergen PLC              633,827        ---            633,827

72,000          ---            72,000      Premier Farnell PLC       861,870        ---            861,870

41,614          ---            41,614      RTZ Corp. PLC             699,630        ---            699,630

100,000         ---            100,000     Rank Group PLC            731,338        ---            731,338

85,500          ---            85,500      Reckitt & Colman PLC      1,007,658      ---            1,007,658

57,000          ---            57,000      Reed International PlC    1,104,447      ---            1,104,447

500,000         ---            500,000     Rugby Group PLC           806,994        ---            806,994

86,000          ---            86,000      Safeway PLC               563,887        ---            563,887

330,000         ---            330,000     Sedgwick Group PLC        696,284        ---            696,284

66,000          ---            66,000      Siebe PLC                 1,053,581      ---            1,053,581

114,000         ---            114,000     Smith, W.H. Group PLC     810,726        ---            810,726

66,344          ---            66,344      Smithkline Beecham Corp.  914,635        ---            914,635

---             119,000        119,000     (a) Storehouse            ---            520,885        520,885
74,000          ---            74,000      (a) Thorn PLC             343,376        ---            343,376

235,000         ---            235,000     Tomkins PLC               981,801        ---            981,801

37,000          ---            37,000      Zeneca Group              1,020,175      ---            1,020,175

                                               Total                 40,245,431     3,817,203      44,062,634

                                           UNITED STATES-0.1%

---             22,000         22,000      (a) ICICI-Industrial      ---            177,375        177,375
                                           Credit & Investment
                                           Corp.

                                               TOTAL COMMON STOCKS
                                           (IDENTIFIED COST          191,123,570    22,849,988     213,973,558
                                           $193,143,961)

FOREIGN
CURRENCY
PAR
AMOUNT
OR                                                                   VALUE IN       VALUE IN       VALUE IN
SHARES                                                               U.S. DOLLARS   U.S. DOLLARS   U.S. DOLLARS

CORPORATE BONDS--0.2%

                                           JAPAN--0.2%

53,000,000      ---            53,000,000  (b) Sumitomo Bank Ltd.,
                                           Osaka, Conv. Bond,        505,454        ---            505,454
                                           0.75%, 5/31/2001
                                           (IDENTIFIED COST
                                           $486,551)

PREFERRED STOCKS--3.7%

                                           AUSTRALIA--0.5%

233,000          ---           233,000     News Corp., Ltd., Pfd.    1,024,093      ---            1,024,093

                                           BRAZIL--1.7%

1,577,000        ---           1,577,000   Banco Itau S.A.,          618,282        ---            618,282
                                           Preference

1,800,000        ---           1,800,000   Centrais Eletricas        590,707        ---            590,707
                                           Brasileiras, Preference,
                                           Series B

29,200           ---           29,200      (a) Cofap-Cia Fab Peca,   238,858        ---            238,858
                                           Preference

4,220,000        ---           4,220,000   (a) Petroleo Brasileiro   580,097        ---            580,097
                                           S.A., Preference

250,000          ---           250,000     Sider Paulista (Cos.)     227,493        ---            227,493

3,230,000        ---           3,230,000   (a) Telecomunicacoes de                  ---
                                           Sao Paulo S.A.,           572,207                       572,207
                                           Preference

27,400,000       ---           27,400,000  (a) Uniao de Bancos       767,624        ---            767,624
                                           Brasileir, Pfd.

247,900,000      ---           247,900,00  (a) Usinas Siderurgicas   247,180        ---            247,180
                               0           de Minas Gerais, Pfd.

                                               Total                 3,842,448      ---            3,842,448

                                           GERMANY--0.5%
20,000           ---           20,000      Henkel KGAA, Pfd.         996,034        ---            996,034

                                           JAPAN--0.7%

27               ---           27          (b) Sakura Finance        1,534,466      ---            1,534,466
                                           (Bermuda), Conv. Pfd.,

                                               TOTAL PREFERRED
                                           STOCKS (IDENTIFIED COST   7,397,041      ---            7,397,041
                                           $6,237,930)

PRINCIPAL                                                            VALUE IN       VALUE IN       VALUE IN
AMOUNT                                                               U.S. DOLLARS   U.S. DOLLARS   U.S. DOLLARS

(C) REPURCHASE AGREEMENT--1.1%

$2,350,000      ---            2,350,000   BT Securities
                                           Corporation, 5.72%,       $2,350,000     ---            $2,350,000
                                           dated 11/29/1996, due
                                           12/2/1996 (AT AMORTIZED
                                           COST)

                                               TOTAL INVESTMENTS
                                           (IDENTIFIED COST          $201,376,065   $22,849,988    $224,226,053
                                           $202,218,442)(D)




(a)     Non-income producing security.

(b) Denotes a restricted security which is subject to restrictions on resale under Federal securities laws. At November 30, 1996, these securities amounted to $8,206,604 which represents 3.7% of net assets.







(c) The repurchase agreement is fully collateralized by U.S. government and/or agency obligations based on market prices at the date of the portfolio. The investment in the repurchase agreement is through participation in a joint account with other Federated funds.

(d) The cost of investments for federal tax purposes amounts to $202,406,801. The net unrealized appreciation of investments on a federal tax basis amounts to $21,819,252 which is comprised of $27,465,513 appreciation and $5,646,261 depreciation at November 30, 1996.

Note:   The categories of investments are shown as a percentage of net assets
($220,682,937) at November 30, 1996.

The following acronym(s) are used throughout this portfolio:
ADR       --American Depository Receipt.
GDR       --Global Depository Receipt.
PLC       --Public Limited Company.




                                                Federated International Equity Fund

                                                 Scottish Widows International Fund

                                      Pro Forma Combining Statement of Assets and Liabilities

                                                   November 30, 1996 (unaudited)


                              Scottish
                              Federated        Widows
                              International    International     Pro Forma      Pro Forma
                              Equity Fund      Fund              Adjustment     Combined

Assets:
Investments in securities,
     at value                 $ 201,376,065    $ 22,849,988      ----           $ 224,226,053
Cash                          396,020          708,043           ----           1,104,063
Cash denominated in foreign
     currency                 4,535            173,668                          178,203
Receivables for:
  Investments sold            3,170,635        992,424           ----           4,163,059
  Shares sold                 502,108          455               ----           502,563
  Income                      550,968          27,707            ----           578,675
  Tax refund                                   52,311                           52,311
Other                                          22,412                           22,412
     Total assets             206,000,331      24,827,008        ----           230,827,339

Liabilities:
Payables for/to:
  Shares redeemed             277,960          21,188            ----           299,148
  Investments purchased       8,243,946        1,340,173         ----           9,584,119
  Taxes withheld              35,885           ----              ----           35,885
  Net payable for foreign exchange
     contracts                11,278           ----                             11,278
  Accrued expenses and other
     liabilities              206,926          7,046             ----           213,972
     Total liabilities        8,775,995        1,368,407         ----           10,144,402
Total Net Assets              $197,224,336     $23,458,601       ----           $220,682,937
Net Assets consist of:
Paid in capital               $174,869,114     $17,710,129       ----           $192,579,243

Net unrealized appreciation of
   investments                18,212,892       3,794,235         ----           22,007,127

Accumulated net realized gain (loss)
   on investments             4,166,725        1,892,014         ----           6,058,739

Undistributed (Distributions in excess
of) net investment income     (24,395)         62,223            ----           37,828

Total Net Assets              $197,224,336     $23,458,601       $              $220,682,937
Class A Shares                $172,937,556     $23,234,537       $              $196,172,093
Class B Shares                $16,707,131      $----             $----          $16,707,131
Class C Shares                $7,579,649       $224,064          $----          $7,803,713
Shares Outstanding
Class A Shares                9,982,601        1,733,150         (391,966)      (a) 11,323,785
Class B Shares                980,572          ----              ----           980,572
Class C Shares                449,814          16,841            (3,544)        (a) 463,111
Total Shares Outstanding      11,412,987       1,749,991         (395,510)      12,767,468



Net Asset Value, Offering Price and Redemption Proceeds Per Share:

Class A Shares:
Net Asset Value Per Share     $ 17.32          $ 13.41           $ 17.32
Offering Price Per Share      $ 18.33          *  $ 14.08 ***    $ 18.33
Redemption Proceeds Per Share $ 17.32          $ 13.41           $ 17.32

Class B Shares:
Net Asset Value Per Share     $ 17.04          $ N/A             $ 17.04
Offering Price Per Share      $ 17.04          $ N/A             $ 17.04
Redemption Proceeds Per Share $ 16.10          ** $ N/A          $ 16.10

Class C Shares:
Net Asset Value Per Share     $ 16.85          $ 13.30           $ 16.85
Offering Price Per Share      $ 16.85          $ 13.30           $ 16.85
Redemption Proceeds Per Share $ 16.68          ** $ 13.17 ****   $ 16.68

Total Investments, at identified
     cost                     $183,164,318     $19,054,124       $202,218,442



(a) Adjustment to reflect share balance as a result of the combination, based on the proforma exchange ratios of 0.7738418487 for Scottish Widows International Fund Class A shares and 0.7895611900 for Scottish Widows International Fund Class C shares.

* See "How to Purchase Shares" in the Federated International Equity Fund Prospectus, as of January 31, 1997.

** See "Contingent Deferred Sales Charge " in the Federated International Equity Fund Prospectus, as of January 31, 1997.

***See `How to Buy Shares'' in the Scottish Widows International Fund Prospectus, as of March 15, 1996.

****See `How to Redeem Shares'' in the Scottish Widows International Fund Prospectus, as of March 15, 1996.





                  Federated International Equity Fund

                   Scottish Widows International Fund

              Pro Forma Combining Statement of Operations

            For the Year Ended November 30, 1996 (unaudited)


                                        Federated           Scottish
                                        International       Widows
                                        Equity              International       Pro Forma           Pro Forma
                                        Fund                Fund                Adjustments         Combined

Investment Income:
Dividends                               $3,539,771          $411,295            $----               $3,951,066
Interest                                127,931             18,815               ----               146,746
Total Investment Income                 3,667,702           430,110              ----               4,097,812

Expenses:
Investment advisory                     2,004,435           206,623             99,485              (a) 2,310,543
Administrative personnel and
     services fee                       185,000             ----                ----                (b) 185,000
Custodian fees                          341,587             34,914              (8,396)             (c) 368,105
Transfer and dividend disbursing
     agent fees and expenses            306,158             43,238              (19,295)            (d) 330,101
Directors'/Trustees' fees               6,877               27,914              (26,791)            (e) 8,000
Legal and auditing fees                 68,931              35,561              (32,992)            (f) 71,500
Portfolio accounting fees               91,853              ----                8,168               (g) 100,021
Distribution services fee -
     Class A Shares                     ----                62,989              (62,989)            (h) ---
Distribution services fee -
     Class B Shares                     92,608              ----                ----                92,608
Distribution services fee -
     Class C Shares                     58,555              910                 (565)               (i) 58,900
Shareholder services fee -
     Class A Shares                     450,721             ----                29,918              (j) 480,639
Shareholder services fee -
     Class B Shares                     30,869              ----                ----                30,869
Shareholder services fee -
     Class C Shares                     19,518              305                 (188)               (j) 19,635
Share registration costs                39,419              15,296              (12,087)            (k) 42,628
Printing and postage                    56,268              9,318               (7,086)             (l) 58,500
Insurance premiums and miscellaneous    11,556              9,572               (8,627)             (m) 12,501
Taxes                                   60,641              ----                1,359               (n) 62,000
     Total expenses                     3,824,996           446,640             (40,086)            4,231,550
Deduct-
   Waiver of shareholder services fee
     --Class A Shares                   (274,003)           ----                ----                (274,003)
  Waiver of Shareholder services fee
     --Class  C Shares                  (1,101)             ---                 ----                (1,101)
     Net expenses                       3,549,892           446,640             (40,086)            3,956,446
          Net investment income         117,810             (16,530)            40,086              141,366
Realized and Unrealized Gain (Loss) on Investments:
Net realized gain on investments        4,131,728           2,882,786           ----                7,014,514
Net change in unrealized appreciation
     of investments                     11,785,397          618,257             ----                12,403,654
     Net realized and unrealized gain on
     investments                        15,917,125          3,501,043           ----                19,418,168
          Change in net assets resulting
              from operations           $16,034,935         $3,484,513          $40,086             $19,559,534

(See Notes to Pro Forma Combining Statement of Operations)

(See Notes to Pro Forma Financial Statements)



                    Federated International Equity Fund
                    Scottish Widows International Fund
           Notes to Pro Forma Combining Statement of Operations
             For the Year Ended November 30, 1996 (unaudited)


(a) Federated Advisers receives for its services an annual investment advisory fee equal to 1.00% of the Federated International Equity Fund's (`the Federated Fund'') average daily net assets. Penn Square Management Corporation receives for its services 0.675% of the Scottish Widows International Fund's average daily net assets.

(b) Federated Services Company (`FServ'') provides the Federated Fund with certain administrative personnel and services. The fee paid to FServ is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

(c) State Street Bank and Trust Company is custodian for the securities and cash of the Federated Fund. The custodian fee is based upon the level of the Federated Fund's average daily net assets for the period, plus out-of-pocket expenses.

(d) FServ serves as transfer and dividend disbursing agent for the Federated Fund. The fee paid to FServ is based on the size, type, and number of accounts and transactions made by shareholders.

(e) Adjustment to reflect the elimination of the Trustees' fees paid for the Scottish Widows International Fund.
(f) Adjustment to reflect the audit and legal fee reductions due to the combining of two portfolios into a single portfolio.

(g) FServ maintains the Federated Fund's accounting records. The fee paid to FServ is based on the level of the Federated Fund's average net assets for the period, plus out-of-pocket expenses.

(h) Adjustment to reflect the elimination of the distribution services fees charged to the shareholders of the Scottish Widows International Fund. The Federated Fund Class A Shares does not have a distribution plan.

(i) Under the distribution plan for the Federated Fund, Class C Shares will pay a fee at an annual rate of 0.75% of the average daily net assets of its Shares. Penn Square Management Corporation received for its services 0.75% of the Scottish Widows International Fund's Class C Shares average daily net assets.

(j) The Federated Fund has entered into a Shareholder Services Agreement with Federated Shareholder Services (`FSS''). The Federated Fund will pay FSS up to 0.25% of the average daily net assets of the Federated Fund for the period. Penn Square Management Corporation received for its services 0.25% of the Scottish Widows International Fund's Class C Shares average daily net assets.

(k)Adjustment to reflect the state registration costs for the Federated
Fund only.

(l) Printing and postage expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

(m)Adjustment to reflect the decrease in insurance fees due to the reduction in the coverage requirement of a single portfolio.
(n) Adjustment to reflect the tax increase due to the additional income in combination with the portfolio's assets.




                    FEDERATED INTERNATIONAL EQUITY FUND
                    SCOTTISH WIDOWS INTERNATIONAL FUND
                  NOTES TO PRO FORMA FINANCIAL STATEMENTS
                       NOVEMBER 30, 1996 (UNAUDITED)

1.   BASIS OF COMBINATION

The accompanying unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities reflect the accounts of Federated International Equity Fund and Scottish Widows International Fund, collectively (the `Funds'') as of November 30, 1996. These statements have been derived from the books and records utilized in calculating daily net asset values at November 30, 1996. The accompanying unaudited Pro Forma Combining Statement of Operations reflects the accounts of Federated International Equity Fund's most recent fiscal year ended November 30, 1996, and the twelve month period ended November 30, 1996, for Scottish Widows International Fund.

The Pro Forma Financial Statements should be read in conjunction with the historical financial statements of the Funds which are incorporated by reference in the Statement of Additional Information. The Funds follow generally accepted accounting principles applicable to management investment companies which are disclosed in the historical financial statements of each fund.

The Pro Forma Financial Statements give effect to the proposed transfer of assets of the Scottish Widows International Fund Class A and Class C Shares in exchange for Class A and Class C Shares, respectively, of Federated International Equity Fund. Under generally accepted accounting principles, Federated International Equity Fund will be the surviving entity for accounting purposes with its historical cost of investment securities and results of operations being carried forward.
The Pro Forma Financial Statements have been adjusted to reflect the anticipated advisory and administrative fee arrangements for the surviving entity. Certain other operating costs have also been adjusted to reflect anticipated expenses of the combined entity. Other costs which may change as a result of the reorganization are currently undeterminable.

For the twelve months ended November 30, 1996, Federated International Equity Fund and Scottish Widows International Fund paid investment advisory fees computed at the annual rate of each Fund's average net assets as follows:


Fund                                 Percent of Each Fund's Average Net Assets

Federated International Equity Fund                    1.00%
Scottish Widows International Fund                     0.675%



2.   SHARES OF BENEFICIAL INTEREST

The Pro Forma net asset value per share assumes the issuance of 1,341,184 shares of Federated International Equity Fund Class A shares in exchange for 1,733,150 shares of Scottish Widows International Fund Class A shares and the issuance of 13,297 shares of Federated International Equity Fund Class C shares in exchange for 16,841 shares of Scottish Widows International Fund Class C shares in conjunction with the proposed reorganization.



Sheraton Berkshire Motor Inn
1741 Paper Mill Road
Wyomissing, PA  19610

SCOTTISH WIDOWS INTERNATIONAL FUND
SPECIAL MEETING OF SHAREHOLDERS
May 29, 1997
SCOTTISH WIDOWS INTERNATIONAL FUND

The undersigned shareholder(s) of SCOTTISH WIDOWS INTERNATIONAL FUND hereby appoint(s) James E. Jordan, Sandra Houck, and Dennis Westley, or any of them true and lawful proxies, with power of substitution of each, to vote all shares of the SCOTTISH WIDOWS INTERNATIONAL FUND which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on May 29, 1997 at Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, at 9:00 a.m.(general meeting) and 10:15 a.m. (Fund meeting) (local time) and at any adjournment thereof.


Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The proxies named will vote the shares represented by this proxy in accordance with the choice made on this ballot. IF NO CHOICE IS INDICATED, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.


The Board Of Trustees unanimously recommends a vote FOR the proposal below.

Please sign EXACTLY as your name(s)
appear(s) above.  When signing as
attorney, executor, administrator,
guardian, trustee, custodian, etc.,
please give your full title as
such.  If a corporation or
partnership, please sign the full
name by an authorized officer or
partner.  If stock is owned
jointly, all owners should sign.

PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  X

KEEP THIS PORTION FOR YOUR RECORDS.
DETACH AND RETURN THIS PORTION ONLY.

           THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SCOTTISH WIDOWS INTERNATIONAL FUND

RECORD DATE SHARES:
                    -----------------

Vote on Proposal

TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN THE SCOTTISH WIDOWS INTERNATIONAL FUND AND THE FEDERATED INTERNATIONAL EQUITY FUND

                    FOR          AGAINST        ABSTAIN

-----------------------------------
Signature

Signature (Joint Owners)

Date:
      ---------------------------------



                        PART C - OTHER INFORMATION

Item 15.  Indemnification
        Indemnification is provided to directors and officers of the Registrant pursuant to the Registrant's Articles of Incorporation, except where such indemnification is not permitted by law. However, the Articles of Incorporation do not protect the directors or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.
        Directors and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such directors, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
        Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for directors, officers, or controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Articles of Incorporation or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party directors who are not interested persons of the Registrant or
(ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, director, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.
Item 16.  Exhibits
1.1  Conformed Copy of Articles of Incorporation of the Registrant(1)

2.1  Bylaws of the Registrant(1)

3    Not Applicable

4    Agreement and Plan of Reorganization dated as of March 24, 1997, between Scottish Widows International Fund, a Massachusetts business trust, and International Series, Inc., a Maryland corporation, on behalf of its portfolio, Federated International Equity Fund *

5    Copy of Specimen Certificate for Shares of Beneficial Interest of the
Registrant(2)

6.1  Conformed Copy of Investment Advisory Contract of the Registrant(1)

6.2 Conformed Copy of Assignment of Investment Advisory Contract of the Registrant(4)

7.1 Conformed Copy of Distributor's Contract of the Registrant through and inlcuding exhibit E(2)

7.2  Conformed Copy of Exhibit F to the Distributor's Contract of the
Registrant(4)

7.3 The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269)

8    Not Applicable

9    Conformed Copy of Custodian Agreement of the Registrant(2)

10.1 Conformed Copy of Distribution Plan of the Registrant through and including Exhibit B(2)

10.2 Conformed Copy of Exhibit C to the Distribution Plan of the
Registrant(4)

10.3 Copy of Rule 12b-1 Agreement of the Registrant through and including Exhibit C(2)

10.4 The Registrant hereby incorporates the conformed copy of the specimen Multiple Class Plan from Item 24(b)(18) of the World Investment Series, Inc. Registration Statement on Form N-1A, filed with the Commission on January 26, 1996. (File Nos. 33-52149 and 811-07141)

10.5 The responses described in Item 16 (7.3) are hereby incorporated by reference

11   Opinion of S. Elliott Cohan, Deputy General Counsel, Federated
Investors regarding legality of shares being issued*

12   Opinion of Dickstein Shapiro Morin & Oshinsky LLP regarding tax consequences of Reorganization (5)

13.1 Conformed Copy of Agreement for Fund Accounting Services, Administrative Services, Shareholder Recordkeeping Services and Custody Services Procurement(6)
13.2 The responses described in Item 16 (7.3) and Item 16 (10.4) are hereby incorporated by reference
13.3 The Registrant hereby incorporates the conformed copy of the Shareholder Services Subcontract between National Pensions Alliance, Ltd. and Federated Shareholder Services from Item 24(b)(9)(ii) of the Federated GNMA Trust Registration Statement on Form N-1A, filed with the Commission on March 25, 1996. (File Nos. 2-75670 and 811-3375)
13.4 The Registrant hereby incorporates the conformed copy of the Shareholder Services Subcontract between Fidelity and Federated Shareholder Services from Item 24(b)(9)(iii) of the Federated GNMA Trust Registration on Form N-1A, filed with the Commission on March 25, 1996. (File Nos. 2-75670 and 811-3375)
14.1 Conformed Copy of Consent of Independent Public Accountants of Registrant, Arthur Andersen LLP*

14.2 Conformed Copy of Consent of Independent Auditors of Scottish Widows International Fund, Ernst & Young LLP*

15   Not Applicable

16   Conformed Copy of Power of Attorney*

17.1 Declaration under Rule 24f-2*

17.2 Form of Proxy of Scottish Widows International Fund*


*    Filed electronically.

(1) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 13 on Form N-1A filed on February 13, 1991. (File Nos. 2-91776 and 811-3984)
(2) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 20 on Form N-1A filed on July 29, 1994. (File Nos. 2-91776 and 811-3984)

(3) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 23 on Form N-1A filed on February 9, 1995. (File Nos. 2-91776 and 811-3984)

(4) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 27 on Form N-1A filed January 31, 1996. (File Nos. 2-91776 and 811-3984)

(5   To be filed by Post-effective Amendment pursuant to `Dear
Registrant''letter dated February 15, 1996.

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 30 on Form N-1A filed January 27, 1997. (File Nos. 2-91776 and 811-3984)



Item 17.  Undertakings
        (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
        (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


                                SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, International Series, Inc., has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on March 24, 1997.

                           INTERNATIONAL SERIES, INC.

                           (Registrant)

                           By:               *
                               Glen R. Johnson
                                President


                                SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on
March 24, 1997:

               *               Chairman and Director
                               John F. Donahue
                               (Chief Executive Officer)

               *               President
                               Glen R. Johnson


               *               Treasurer, Executive Vice President, and
                               Secretary
                               John W. McGonigle
                               (Principal Financial and
                               Accounting Officer)

               *               Director
                               Thomas G. Bigley




              *                Director
                               John T. Conroy, Jr.


              *                Director
                               William J. Copeland


               *               Director
                               James E. Dowd


               *               Director
                               Lawrence D. Ellis, M.D.
               *               Director
                               Edward L. Flaherty, Jr.


               *               Director
                               Peter E. Madden


               *               Director
                               Gregor F. Meyer


               *               Director
                               John E. Murray, Jr., J.D., S.J.D.


             *                 Director
                               Wesley W. Posvar


             *                 Director
                               Marjorie P. Smuts

1* By: /s/ S. Elliott Cohan
      Attorney in Fact